SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the financial statements related to the fiscal year ended on June 30, 2004.

ALTO PALERMO S.A. (APSA)

Consolidated Financial Statements

For the years ended as of June 30, 2004 and 2003

BUSINESS OVERVIEW AS OF JUNE 30, 2004

Brief comments on the Company´s activities during the year, including references to significant events after the end of the year.

1.	Company Profile

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)) an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) is primarily involved in the acquisition, development and operation of shopping center properties in Argentina. As of June 30, 2004, the Company owns a majority interest in, and operates, a portfolio of seven shopping centers in Argentina and a minority interest in another one and at the end of the current year we will inaugurate a shopping center in the city of Rosario, Province of Santa Fe (“Alto Rosario Shopping”). APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). As of June 30, 2004, the Company’s direct and indirect principal shareholders are IRSA (53.8%), Parque Arauco (27.8%) and Goldman Sachs Emerging Markets AP/Holdings L.L.P. (“GSEM/AP Holdings L.L.P.”), a limited partnership indirectly owned by Goldman Sachs & Co. (Goldman Sachs Fund) (6.1%). The Company’s shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company’s shares are listed and traded on the NASDAQ under the ticker symbol “APSA”.

From the moment the Company was acquired by IRSA, we have grown through a series of acquisitions and development projects leading up to the restructuring of the organization, which gave rise to the current company name and corporate structure.

2.	Letter to the Shareholders

Efforts made during the past years have yielded favorable fruits, resulting in the success of the activities we embarked upon during fiscal year 2004.

Shopping Centers’ industry has been benefited thanks to the recovery of the Argentine economy, obtaining profitable results. Our cash flow generation has reached really good levels, occupancy in our Shopping Centers is high, our tenants’ sales have performed very well, and delinquency rate is among the lowest ones ever. Consolidation and expansion of our operations is a fact.

The success of our performance is reflected in our operating income, which increased by Ps. 33.2 million to Ps. 39.9 million during fiscal year 2004 from Ps. 6.8 million in 2003. The financial indicators reflect the strength of our operations. As of June 30, 2004 EBITDA1 reached a record high of Ps. 94.1 million, compared to Ps. 73.5 million as of June 30, 2003, an increase of 28.1%. The higher revenues obtained during these twelve months allowed us to reach an outstanding cash flow from operations of Ps. 78.3 million. The EBITDA ratio stood at 64% during the 2004 fiscal year.

Net Income for the 2004 fiscal year was Ps. 18.8 million, compared to the Ps. 77.4 million profit recorded in 2003. Although income decreased by Ps. 58.6 million from the previous year, the results for 2003 had been positively affected by extraordinary non-operating events such as the gain on early redemption of debt, the appreciation in the exchange rate and the interest rate swap revaluation.

Our excellent performance enabled us to distinguish ourselves from our competitors in the shopping center market in the City of Buenos Aires and Greater Buenos Aires, while maintaining the efficiency gap obtained over the past fiscal year. For the twelve-month period ended June 30, 2004 our tenants sold an average of Ps. 8,782 per Sqm, 82.3% more than our competitors. Our tenants’ sales were outstanding in nominal terms, as they increased 33.5% to Ps. 1,096.6 million during this period (including Alto Palermo, Alto Avellaneda, Paseo Alcorta, Abasto, Patio Bullrich and Bs. As. Design), whereas total sales (including Alto Noa) rise up to Ps. 1,148.4 million in comparison with the Ps. 855.9 million reached during fiscal year 2003.

As a result of all the actions implemented, we present meritorious results. As of June 30, 2004 our average occupancy rate was 98.8% of the gross leasable area of our shopping centers, surpassing previous levels.

The current bonanza of the retail segment allows us to agree upon better leasing conditions with our new tenants and the renewal of existing ones. We also reduced our allowance for doubtful accounts charge by 100%, from Ps. 10.3 million in fiscal year 2003 to zero in fiscal year 2004 and also recovered Ps. 1.0 million of this allowance. On the other hand, due to our minimum financial burden and excellent cash flow generation we have enough liquidity to make investments in new projects and developments without additional borrowings.

[1]	EBITDA represents net income plus accrued interest, income tax, depreciation and amortization charges, net loss in equity investments, minority interest and any extraordinary or non-recurrent loss or income.

The consolidation of our business success in the retail market and in entertainment space in the local market is unquestionable. During fiscal year 2004 we maintained our leading position in the shopping center market, holding 42.35% of the Gross Leasable Area available in the City of Buenos Aires and Greater Buenos Aires. Undoubtedly, we are one of the best channels for positioning first-line brands and high impact promotions and believe it is the right time to materialize our expectations of increasing foothold and expanding into the interior of the country, capitalizing on the results obtained through our efforts.

Favorable macroeconomic conditions allowed us to focus on our core business and bring into execution some of our projects. In November we will inaugurate the first stage of Alto Rosario Shopping. As of June 30, 2004, 73% of the 138 existing units were already reserved and committed. The shopping center will offer diversified proposals according to the needs of the public, top quality entertainment areas, fist line services, including state-of-the-art cinemas, and as in our other shopping centers, we will seek customer identification with our proposal.

Another project which we are planning to start by the end of the year would be remodeling of Alto Avellaneda. We pretend to change its image with a new façade, larger floor area, new cinema screens, new accesses and revamped parking area.

As part of our business strategy we will continue adopting actions to attract new public, including the generation of new offerings in our shopping centers. In this sense we created several exclusive products with the aim of attracting the growing inflow of tourists from abroad, including publicity in hotels, harbors and airports. We also carried out strong and novel advertising campaigns at national and international level, and introduced a service of personal reply to inquiries and receipt of orders through our customer service centers. In addition, we decided to implement a strategy focused on obtaining our customers’ full identification with our shopping centers.

All these actions caused demand on the part of potential tenants to continue growing, which once more allowed us to choose a better quality of customers and tenant mix appropriate for each Shopping Center. Our tenants also invested significantly in the development of new commercial offerings, improving the conditions offered by each Shopping Center. In addition, aware of the fact that our tenants’ success is the present and future of our business, we continued our efforts to provide them with the best services via training, advice, conferences and seminars, thus promoting a stronger commitment with the Company.

In this favorable scenario we decided to redefine our financial structure in order to face future projects and continue reducing its cost. In this way, after year-end we reduced our debt maturing in January 2005 by Ps. 20.8 million, whose financial cost was approximately 15%. In addition, our principal shareholders renewed their faith in the Company by converting into Company shares their Convertible Notes for an aggregate amount of US$ 2.3 million from the beginning of the fiscal year to the date hereof.

Our current cash flow generation is satisfactory, and allows us to access the debt market in the most favorable conditions, if it were required. The upgrading of our structured debt during the past year is proof of this: at the closing of fiscal year 2003 the Ps. 85 million Notes were rated raB+ and were upgraded to raBBB during this fiscal year, placing us in the select group of Argentine companies with a similar rating.

Tarshop S.A., our credit card subsidiary, showed very good results which are reflected in the substantial growth of its credit portfolio, which amounted to Ps. 92.0 million as of June 30, 2004 as compared to Ps. 49.4 million as of June 30, 2003. In addition, the amount of sales and the number of credit card holders increased 83.8% and 33.2%, respectively, while short and medium term delinquency rates were maintained at historically low levels. We ventured to expand our operations in the interior of the country, where our performance was highly satisfactory, and decided to explore and gain foothold in other densely populated cities.

Under the Kirchner administration Argentina continues its path of growth and economic stability, although at present there is less cohesion in society. We are on the watch of the structural reforms yet to be done, and hope that the current government has the determination and capacity to materialize them.

We have the privilege of being an Argentine company with a strong long-term financial structure, which implies a commitment and makes us plan for the future. The favorable context and attainment of objectives pose the challenge of improving ourselves even more, and this is the right moment for planning and carrying into execution new projects.

To wrap up, I would like to thank our shareholders, suppliers, tenants, customers and financial institutions for their continued support and trust, which they renew year after year. I also wish to thank our board and employees for their effort and involvement, without which we would not have been able to attain the growth our Company has experienced.

Alejandro Gustavo Elsztain
Executive Vicepresident
and acting President

3.	Macroeconomic context

International scene

The powerful doses of fiscal and monetary stimuli applied by the economic authorities in the more developed countries have encouraged vigorous growth by those economies. According to Consensus Forecasts, 2004 will end with GDP growth for the United States of 4.5%, 4.2% in Japan, 3.2% in Great Britain, and the euro zone, with the greatest lag, will have grown by 1.7%. Emerging markets will also participate in this boom: Eastern Europe will grow by 5.5%, and Latin America will reach 4.6%. China will once again be the most dynamic economy, growing at a rate of 8.7% in the current year. Goldman Sachs augurs growth in world output for 2004 of 4.8%, compared to 3.4% in 2003. This currently widespread optimism could only be clouded by a continue rise in the price of oil, which could develop into a threat to the normal development of the world economy.

This encouraging outlook, which in the case of the United States began to be evident since the middle of the second half of 2003, brought with it a rise in the price of goods because of the steady increase in domestic demand. In the face of evidence of a likely start to an inflationary process, as from early 2004 the Federal reserve began to modify its policy on interest rates, which were at their lowest levels for the last 50 years. The signals sent out by the US monetary authority in advance led the market to discount any rise in interest rates in advance, and rates began to rise worldwide. Eventually the meeting of the Board of the Federal Reserve at the beginning of July officially decided to increase the rate by 25 basis points, from 1% to 1.25%, ending years of downward cycles. This moderate increase in the Federal Funds rate signals a change in monetary policy, and although the implicit message has been one of moderation, sight should not be lost of the impact that record oil prices could have on the world’s leading economy. The notable recovery by the Japanese economy took place in the context of better consumption and investment levels, but more particularly because of growing external demand by China; in this regard, the determinant weight of the economy of the Asian giant on world markets represents a risk factor to be taken into account if there were to be a slowdown in its growth. The European Union has not differed from the rest of the world, growing at an annual rate of 2.5%. One negative sign that stands out is the fact that the economy of its principal partner, Germany, has remained virtually stagnant, with annual growth of under 1%.

Reflecting this encouraging performance by the world’s leading economies, emerging economies have kept pace with this current virtuous circle, backed by the extraordinary behavior of commodity prices. Potential risks include the possibility of an accelerated rise in interest rates, with an impact on economies with a high borrowing level such as that of Brazil which could lead to tension in financial markets. The Argentine economy, which is in a similar situation to that of its principal partner in the Mercosur, is at present renegotiating its debt in default, and the speed with which this negotiation is carried out will be a determining factor when establishing the benefits of current levels of international interest rates.

The Argentine economy

One of the most notable aspects of the significant recovery experienced by Argentina during 2003 is that it was exclusively driven by domestic consumption. Even after the major reduction in public sector spending, the impulse provided by private consumption and investment ensured that the contribution of domestic demand to GDP growth was in the order of 10.2%, partially offset by a negative contribution of 1.5% from the foreign trade sector. The rate of growth for the whole of 2003 totaled 8.7%, and for the first time in the last decade the consolidated primary surplus for the National Public Sector exceeded 2 GDP points, reaching a level of 2.4%. The group of positive macroeconomic indicators recorded strong acceleration during the second half of 2003, with a year-on-year rise in GDP of 11.3%, while gross fixed investment rose by 48.8% in the same period.

All these gains in economic activity levels took place in the context of stability in inflation. The wholesale price index (IPIM) for the whole of 2003 recorded a rise of 2%, while the consumer index (IPC) went up by 3.7% in the same period. This performance surprised most private sector analysts, and to some extent exceeded the initial expectations of the government authorities. Clearly, the return to normality of the country’s political institutions following the national elections in April 2003 has added strength to the process of steady growth that by the end of 2003 had recorded seven consecutive quarters of improvement.

Source: Estudio Miguel Angel Broda y Asoc.

The appropriate monetary policy implemented by the Argentine Central Bank helped ensure the economy’s liquidity requirements were met through the monetization of the current account surplus. In addition, the Monetary Unification Program led to the elimination of provincial quasi-currencies, which were replaced by legal tender nationwide. At December 2003 the amount withdrawn totaled 7.508 billion pesos, 98% of the total at that date. The rise in the monetary base and the issue of short-term Central Bank bills (LEBAC) have reflected the continuity of a flexible monetary policy, with no cost in terms of inflation. At the end of 2003 international reserves totaled US$14.119 billion, a rise of US$3.643 billion compared to 2002. The main matter still needing to be tackled include the delayed renegotiation of the country’s large external debt, which at December 2003 amounted to US$145.583 billion, of which close to US$90 billion were defaulted on at the end of 2001.

Until March 2004 the economy continued to grow at an annual rate of 8%, extending its robust growth to 8 consecutive quarters. During the second quarter certain signs of a slowdown began to be seen, provoked mainly by two factors, the prospects of an energy crisis, partly moderated by the taking of measures such as the importing of fuel oil from Venezuela, and a lower availability of money experienced by both companies and individuals as a result of the tax due dates in May and June. At the same time, inflation picked up slightly compared to the same period in 2003, spurred by the adjustment to some utility tariffs charged to industrial consumers and the continuation of a strongly expansive monetary policy aimed at keeping up activity levels. Nevertheless, most analysts do not think there is likely to be any major increase in consumer prices because of the still weakened purchasing power of most workers. In spite of the above-mentioned negative factors, all activity indicators remained positive, with a notable performance by industrial production, which went up by 10.5% in the April-June quarter, and construction, which rose by 23.1% in the same period. Foreign trade figures also recorded significant if uneven growth, as in the first half of 2004 while exports went up by 12.9%, imports rose by 72.5%. This notable increase affected all goods imports, with a significant rise in imports of capital goods, driven by higher activity levels. Looking forward, the price of Argentina’s commodities, the main factor behind the growth in exports, could be affected by the steady rise in the price of oil that is keeping the world’s leading economies in a state of alert.

Source: Estudio M.A. Broda y Asoc.

At June 30, 2004 the price of the dollar stood at 2.958 pesos, a rise of 5.6% compared to the price at June 30, 2003, when it stood at 2.80 pesos. Price indexes for the same 12 months recorded moderate growth of 4.9% for consumer prices and 8.6% for wholesale prices. During the first half of 2004 the fiscal sector gained in strength considerably, with revenue for the period totaling Ps. 52.866 billion, for a positive primary result of Ps.11.832 billion, equivalent to 5.6% of GDP, well in excess of the fiscal targets agreed with the IMF. In spite of these results, and in view of the lack of harmonization between the criteria adopted by the authorities at the Ministry of Economy for the renegotiation of the external debt in default and the IMF, the agreement entered into with the international agency has been suspended.

Source: Estudio M.A. Broda y Asoc.

In the first six months of 2004 the trade balance remained positive, reaching a surplus of US$6.499 billion, and the total for the year as a whole could amount to US$9.9 billion, a reduction in the positive balance compared to the total for 2003, when it reached US$16.448 billion. This notable decline is explained by the marked rise in imports of goods and services, which could total US$22.6 billion for the year, showing an increase in the order of 63.4% compared to 2003. In addition, exports are forecasted to total US$32.5 billion, with a rise of almost 10% compared to the figure for the twelve months of 2003. Further evidence of the positive performance by the external sector can be seen from the rise in international reserves, which at June 2004 amounted to US$17.443 billion.

The significant growth by economic activity was the main driver behind the creation of new jobs. Following this improvement, it is expected that by the end of 2004 the unemployment rate will reach 12.5% of the work-force, a reduction of two percentage points from the 14.5% recorded at the end of December 2003. In the twelve months to June 30, 2004, the Merval stock exchange index performed positively, rising 23.5% compared to June 2003. Nevertheless, if we observe the behavior of the same index in the first six months of 2004, it has recorded a drop of 11.8%. This drop on prices of the shares on the main board has been influenced by a series of events, which on the domestic front have included the postponement of negotiations with external creditors and the misunderstandings in the relationship between the Argentine government and the IMF, and on the external front, the continuing rise in the price of oil and the increase in international interest rates, led by the decision by the US Federal Reserve to raise the federal funds rate by 50 basis points.

Source: Estudio M.A. Broda y Asoc

The following macroeconomic indicators summarize the evolution of the Argentine economy during the last eight years:

Leading indicators

	1997	1998	1999	2000	2001	2002	2003	2004 (P)
GDP Actual growth (in %)	8.11	3.85	-3.39	-0.79	-4.41	-10.90	11.70	7.10
Inflation (Combined Prices) in % *	0.30	-1.10	-2.10	-1.50	-1.70	15.5	2.8	7.5
Fiscal Results (in % of GDP)	-1.47%	-1.39%	-2.59%	-2.44%	-3.22%	-1.5%	0.5%	2.8%
Exportations FOB (Million U$S)	26.43	26.43	23.31	26.41	26.66	25.71	29.57	32.50
Importations CIF (Million U$S)	30.50	31.40	25.51	25.24	20.31	8.99	13.83	22.60
Payment Balance - Account (Million U$S)**	-12.29	-14.55	-11.95	-8.97	-4.43	9.59	7.84	0.90
Commercial Balance (Million U$S)	-4.07	-4.97	-2.20	1.17	6.34	16.72	16.45	9.90
Unemployment percentage ***	14.9	12.9	14.30	15.10	17.35	19.70	14.50	12.50

(P) Budget*

Annual average**

Accrual method***

Country average (as % of P.E.A.)

Source: Estudio M.A. Broda y Asoc.

Because of its extraordinary behavior to date, the Argentine economy in 2004 can be viewed as offering an excellent opportunity for the resolving of the important matters that have been deferred, such as the renegotiation of the foreign debt in default. If we are successful in reaching an intelligent and honest solution to such matters, we will recover the confidence of the international community and will confirm and sustain the results obtained to date on a consistent basis.

4.	Current year overview

Comercial Center’s Portfolio

Alto Palermo

GLA 17,900 m2 # Stores 152 Ocupation 100.0% Monthly sales per sqm Ps. 1,295 Book value: Ps. 229.1 million APSA’s interest 100% Location City of Buenos Aires

Inaugurated in 1990, its bold architectural design has attracted an award from the International Council of Shopping Centers. It houses the leading national and international brands.

Situated at the intersection of Buenos Aires’ two main avenues, in a neighborhood named Alto Palermo in reference to our shopping center, this is the preferred location for the daily shopping and recreation activities of thousands of families.

Its excellent access routes have established it as a city landmark and selected meeting place. Alto Palermo is a synonym of shopping center in Argentina. Alto Palermo Shopping boasts the highest sales per square meter in the country - exceeding the average figure for shopping centers in the United States.

Abasto de Buenos Aires

GLA 39,325 m2 # Stores 189 Ocupation 98.9% Monthly sales per sqm Ps. 574 Book value: Ps. 203.3 million APSA’s interest 100% Location City of Buenos Aires

This outstanding building, constructed in 1889, combines the original antique architectural features with the latest trends in Shopping Center design. It is the largest in the city and the preferred location in Buenos Aires for browsing through the widest variety of brands and enjoying entertainment and cultural activities.

The best brands and prices in a warm and safe setting for recreation for people of all ages, and the venue of the most relevant cultural events in Buenos Aires, make Abasto de Buenos Aires the strategic shopping and historical center of the city.

Abasto harmonically integrates the past and the future, concentrating the entire historical background of Buenos Aires in a single shopping center.

Paseo Alcorta

GLA 14,829 m2 # Stores 122 Occupation 99.4% Monthly sales per sqm Ps. 950 Book value: Ps. 69.0 millon APSA’s interest 100% Location City of Buenos Aires

Conceived in 1992 with a state-of-the-art architectural design, it has managed to position itself as the reference shopping center for the latest trends in Argentine fashion. It is located in Palermo Chico, one of the most attractive built-up areas of the city that boasts a high social and economic status. It has a hypermarket as the anchor store.

Our customers enjoy a warm and exclusive environment distributed on four stories and providing a full range of services, from the most exclusive stores to quaint coffee shops to restaurants offering top class international cuisine.

Paseo Alcorta is the site chosen by the leading brands in Argentine fashion to display their new collections in fashion parades and exclusive events.

Patio Bullrich

GLA 10,882 m2 # Stores 93 Occupation 99.6% Monthly sales per sqm Ps. 992 Book value: Ps. 121.1 millon APSA’s interest 100% Location City of Buenos Aires

Patio Bullrich is a historical building belonging to the renowned Bullrich family, which opened as a modern shopping center in 1988. The new architecture preserves all the original features of the noble neoclassical construction. Its privileged location in the neighborhood of Recoleta, one of the most picturesque residential areas in the city of Buenos Aires, is strategically situated close to high class hotels, embassies, theaters, museums and historical attractions, and only 10 minutes from the city center, in the heart of international tourism. It is the main attraction for high purchasing power customers and tourists.

Patio Bullrich combines traditional elements with the latest and most exclusive developments in local and international fashion.

Patio Bullrich is the shopping center that symbolizes refined Argentine culture and the selected venue for presenting the new collections of the leading international brands simultaneously with the largest cities of the world.

Alto Avellaneda

GLA 27,451 m2 # Stores 156 Occupation 99.2% Monthly sales per sqm Ps. 573 Book value: Ps. 107.3 million APSA’s interest 100% Location Avellaneda – Bs. Aires

Alto Avellaneda is the leading American-style shopping center in the southern suburbs of Greater Buenos Aires. It is located in a prosperous area that thrived with the arrival of immigrants, the first trams and a broad variety of cultural events. It has a wide offering of leading brands at the best prices, combined with culinary areas and amusement attractions for all the family.

Alto Avellaneda is much more than a shopping center offering the leading brands at good prices, it is the preferred meeting point for shopping and recreation activities in the Southern area of Buenos Aires.

Buenos Aires Design

GLA 14,488 m2 # Stores 59 % Occupation 97.9% Monthly sales per sqm Ps. 348 Book value: Ps. 23.4 million APSA’s interest 51.0% Location City of Buenos Aires

Buenos Aires Design is located in the neighborhood of Recoleta, back to back with the cultural center Centro Cultural Recoleta, which attracts large numbers to its cultural events.

This shopping center exhibits the leading home design brands, with an integral offering spanning the full range of household equipment and decoration and featuring exclusive designs in furniture, lighting appliances, upholstery, paintings and design objects.

Its wide-range offering and quality services attract architecture, design and interior decoration professionals.

Alto Noa

GLA 18,818 m2 # Stores 94 Ocupation 96.8% Monthly sales per sqm Ps. 229 Book value: Ps. 29.6 million APSA’s tenants 100% Location City of Salta

Alto NOA Shopping is located in the City of Salta, capital of one of the provinces of the Argentine northwest that stands out for its natural beauty and a population that boasts a high social and cultural level. It offers a wide variety of leading brands at the best prices, eating spots and entertainment attractions for the whole family. Laid out in a setting characterized for its natural beauty, Alto Noa has become the focal point in the lives of the residents of Salta.

Alto Noa combines modern features and local traditions to create a beautiful natural enclave, setting it apart from all other shopping centers.

This shopping center is the focal point in the Argentine northwest, in one of the most attractive natural settings.

Consolidated Portfolio	GLA 143,693 Stores 865 Ocupation 98.8% Monthly sales per sqm Ps.666

Operating Performance

The new post-convertibility scenario evidenced in Argentina impelled an expansion of our commercial proposal to bring it in line with the new demands of a changing market. The sharp depreciation of the local currency combined with a relative stability in retail inflation positioned the City of Buenos Aires as an attractive tourist center owing to its modern infrastructure and very low prices compared with the rest of the world.

On the local plane, the price stability, the appreciation of the Peso to the U.S. dollar and the drop in the unemployment rate encouraged consumer spending. At June 30, 2004 the Consumer Confidence Index stood at 51.8%, slightly under the level at June 30, 2003, but 72.9% above the level at June 30, 2002. This significant increase explains in part the growth in sales of our tenants during the period under review.

Source: Escuela de Negocios de la Universidad Torcuato Di Tella

    Note: Consumer Confidence Index of City of Buenos Aires

In the course of this fiscal year, the sales of the Company’s Shopping Center tenants, in nominal terms, saw a major increase of 34.2%, posting Ps. 1,148.4 million, compared to Ps. 855.9 million in the previous year.

In addition, the sales of our tenants, restated for retail inflation, increased by 25.7% in the twelve-month period ended June 30, 2004. Sales experienced a growing trend throughout the fiscal year, as detailed below:

Meanwhile, our Shopping Centers in the City of Buenos Aires and Greater Buenos Aires recorded tenants sales 33.5% higher than in the previous fiscal year. After inflation restatement, this increase represented 25.1%.

	Tenant’s sales (1)
Fiscal Year 2003	Ps.	821,171,115
Fiscal Year 2004	Ps.	1,096,591,603
Variation		+ 33.5%

(1)	Includes: Alto Palermo, Alto Avellaneda, Paseo Alcorta, Abasto de Buenos Aires, B.A. Design and Patio Bullrich.

In spite of the strong recovery of our Shopping Centers located in the City of Buenos Aires and Greater Buenos Aires during fiscal year 2003, during this period they continued to position as market leaders. The policy tending to a permanent adaptation to customers’ demands combined with the excellent quality of the Company’s assets, the loyalty and preference of our consumers for our Shopping Centers, favored continuity in the upward trend in the sales of our tenants.

During the twelve months ended June 30, 2004, the sales at our shopping centers in the city of Buenos Aires and the Greater Buenos Aires region increased by 33.5% compared to the same period of the previous year, and our market share totaled 42.4% in the fiscal year.

Sales and market position

	Number of Comercial Centers Competitors (1) (2)	Sales Competitors (Million)	sqm Competitors (1) (2)	Number of APSA’s Shopping Centers(3)	APSA’s sales (Million(3))	APSA’s sqm (2)	Market sales (Million)	Market Share APSA
Fiscal Year 2003	22	1,078.47	299,459	6	821.17	126,377	1,899.64	43.23%
Variation % Respect previous year	0.00%	38.42%	3.47%	0.00%	33.54%	-1.19%	36.31%	-2.03%
Fiscal Year 2004	22	1,492.74	309,845	6	1,096.59	124,875	2,589.36	42.35%

(1)	City of Buenos Aires and 24 neighborhoods of the Province of Buenos Aires.
(2)	As of June, 30 of every year.
(3)	Includes Alto Palermo, Alto Avellaneda, Paseo Alcorta, Abasto de Bs.As, Patio Bullrich, B.A.Design.

Source: Internal company’s develop and shopping center surveys.

As regards sales per square meter, our Shopping Centers increased their relative efficiency again this year as compared with the competition. Our tenants generated average sales per square meter of Ps. 8,782, whereas the competition’s tenants generated average sales per square meter of Ps. 4,818. This shows that Alto Palermo S.A. has an efficiency ratio 82.3% higher than the rest of the market. This ratio reveals customer preference and loyalty toward our assets and the excellent quality of these as compared with the rest of the market.

Sales evolution by sqm

Competitor sales by sqm					APSA’s sales by sqm
Fiscal Year 2003		Fiscal Year 2004		Variation	Fiscal Year 2003		Fiscal Year 2004		Variation
Ps.	3,601	Ps.	4,818	+33.6%	Ps.	6,498	Ps.	8,782	+35.1%

Source: Internal company’s develop and shopping center surveys.

Relative Efficiency

Source: Internal company’s develop and shopping center surveys.

The Gross Leasable Area (GLA), which indicates the space available for leases of stores, stood at levels higher than the average for the last three years. The fall from the previous year is mainly explained by the building reforms aimed at improving circulation, image and commercial attractiveness on our Shopping Centers.

We also have land in strategic locations that could be destined to the development of new Shopping Centers.

During this fiscal year, our Shopping Centers were visited by approximately 62.1 million people, a 4.6% increase compared to fiscal year 2003. Our Shopping Centers thus posted an all-time high. Likewise, this ratio continues to show the renewal and success of our proposals, which turns our Shopping Centers into unique places for leisure and entertainment.

Occupancy at our Shopping Centers has been another ratio that we have notably improved in fiscal year 2004. The percentage of occupancy of our gross leasable area as of June 30, 2004 was 98.8%, exceeding even the occupancy rates prior to the economic crisis. This level of occupancy considerably exceeds that as of June 30, 2003, which was 95.7%.

The drop in the vacancy level in our Shopping Centers reflects an increase in demand as a result of our excellent commercial offering, and the ability of our commercial department to properly administrate this growth in demand from potential tenants.

The average occupancy cost for the period, calculated as charges paid by tenants over total sales, decreased to 10.2% because the leases were not adjusted as markedly as the sales of our tenants.

Below is a schedule of the expiration dates of the lease contracts for stores in our Shopping Centers effective at June 30, 2004, assuming that none of the contracts is renewed or terminated by the tenants.

Lease expiration year	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual base rent under expiring leases(1) (Ps.)	Percentage of total base rent under expiring leases (%)
2005(2)	345	44,114	30.7	23,103,562	37.4
2006	230	34,495	24.0	15,718,827	25.5
2007	212	28,555	19.9	15,585,320	25.2
2008+	44	36,529	25.4	7,369,261	11.9

Total	831	143,693	100.0	61,776,969	100.0

(1)	Includes base rent without proportioning APSA’s effective percentage.
(2)	Includes stores which contract are not renegotiated yet and vacant stores as of June 30, 2004 .

During fiscal year 2004, income from leases and services amounted to Ps. 113.2 million, i.e., they were 27.5% higher than those for the previous fiscal year.

The breakdown of income from leases and services for the twelve-month periods ending June 30, 2003 and 2004 is presented below.

An analysis of the changes in the breakdown of income from leases and services from 2003 to 2004 reveals a significant increase in the percentage charge and admission rights. The percentage charge arises from the fact that the structure of the lease contracts signed with our tenants allows us to charge a percentage of their sales once they exceed a certain established minimum. In view of this, variables such as the economic inflation and the recovery in sales are taken into account in our income structure.

In addition, the excellent positioning of our shopping centers and their commercial attractiveness, added to the high occupancy levels and the interest by potential tenant, has led to an increase in the admission rights charges.

Marketing and promotional activities in our shopping centers

During fiscal 2004 we have continued with the strategy implemented in the previous year, according to which a leading role was assigned to the different personalities of each shopping center. We have allowed each of our shopping centers to develop their own actions, so that they can be fully identified with their target audience, to which end we carried out market research focused on analysis of existing and potential customers at each of our shopping centers. This analysis helps us to develop profound knowledge of our customers, how to reach them, and what they expect from our shopping centers.

We detail below the main marketing activities carried out at each shopping center.

Abasto de Buenos Aires

Abasto stands out for the number of events and promotional activities organized by it. We have held different avant-garde cultural, fashion and design events. These included the Independent Film Festival and a fashion show with a theme based on a modern vision of the tango. The promotional activities offered at Abasto are famous for their customer appeal and the exclusivity of the gifts handed out.

Alto Avellaneda

Throughout the year Alto Avellaneda focused on the public not only from the district of Avellaneda but from the entire southern area, including neighboring districts that amass the highest purchasing power of the southern suburbs. Alto Avellaneda held events and activities that were relevant for the area, offering the public more than would normally be expected from a shopping center. The shopping center has a significant presence among the various Rugby clubs in the region.

Alto Noa

During this period Alto Noa strengthened its position in Salta society. Alto Noa is a by-word for fashion in Salta and Jujuy, as the latest trends and brands are to be found there first. Alto Noa held fashion shows and special events, all of a very standard, as its target public is in the most influential sectors. Alto Noa, like the shoppings centers in Buenos Aires, has held special promotions during the main sales seasons.

Alto Palermo

This shopping center has strengthened its strategy defining women as the most important target. Alto Palermo is currently using the “Pasión de Mujeres” slogan, and marketing actions are designed around this slogan. During the year we carried out two advertising campaigns: “The weaker sex” and “March”, which had an enormous impact. Both these commercials received the prestigious “Golden Pencil” national advertising award.

Alto Rosario

During the year we have worked intensively on the positioning of the shopping center, which will open its doors in November 2004. We have developed a strategy whereby we identify ourselves with Rosario society, its uses and customs.

Buenos Aires Design

During the year under review, Buenos Aires Design strengthened its position as a Shopping Center for decoration that attracts the leading architects and decorators. As every year, it held its two traditional Sales at which people can find attractive offers as the need to reach a wider public by means of more accessible offer is a priority.

Paseo Alcorta

Throughout this year Paseo Alcorta continued to position itself as the leading fashion Shopping Center of Buenos Aires. To maintain this positioning two editions of “Estilo Alcorta” (Alcorta Style) were held, at which the leading brands presented their latest fashion collections. This is not only a fashion event but also generates a general concept of avant-gardism.

Patio Bullrich

Throughout the year Patio Bullrich organized activities aimed at drawing loyalty from its exclusive public, using direct marketing and mass advertising in very segmented media. The events and promotional activities carried out were fully in line with the loyalty-building objective.

Tourism

During the year, several actions were taken and exclusive products were created in this segment with a view to attracting the growing tourists inflow to our Shopping Centers, offering them the best attractions and benefits.

These actions included the events held at hotels, the Buenos Aires cruising ship terminal, Ezeiza International Airport and those carried out jointly with international tourist companies. National and international advertising campaigns were launched and our Call Center answered questions and received service requests such as fee transfers. We also published a special supplement in the Buenos Aires Herald devoted to tourism around Buenos Aires and specifically connected with our Shopping Centers.

We figure in the leading tourist publications and events that cater to tourist operators and agencies and tourists.

Promotional activities

Father’s Day and Mother’s Day

The aim of these promotions was to provide an exclusive benefit for our customers. In both cases, the shopping center decided how it wanted to do so, on the basis of the overall requirements of its public. These benefits were exclusive to our customers, without mass communication. All the prizes were of a high perceived value.

Christmas

The Christmas marketing activities were the only ones carried out jointly by all the shopping centers. One action was targeted at children, and another was a promotion to stimulate sales. On December 22, Buenos Aires was lit up by a firework display that took place simultaneously at all our shopping centers, free of charge to all.

Future development

Rosario Project

On August 25, 1998, together with Coto Centro Integral de Comercialización S.A. (“Coto”) we acquired a 213,372 square meter development property located in the City of Rosario, the third largest city in Argentina in terms of population, in a public auction conducted by the Ente Nacional de Administración de Bienes Ferroviarios (“ENABIEF”) an Argentine government entity within the Ministry of Infrastructure and Housing, dedicated to the administration of the national governments properties (subsequently ENABIEF changed its name to Organismo Nacional de Administración de Bienes del Estado -”ONABE”-).

On December 17, 1999, we obtained an exclusive title to a part of this property, upon which we plan to develop a residential complex and where we are currently building the Alto Rosario Shopping center.

The proposed project is composed of two parts. The first part involves the construction of a shopping center. The second part involves the construction of a residential complex center with approximately 50,000 square meters.

Towards the end of 2003, works in Alto Rosario Shopping –the eighth Shopping Center managed by the Company that will be located in the city of Rosario- were begun. In early 2004, in view of the substantial increase in the demand for stores, we decided to extend this undertaking. As a result, the shopping center that initially held 20,000 square meters of leaseable area will have it increased to 29,300 square meters.

Currently, 73.2% of the 138 stores have been reserved. Demand for the remaining stores is also seen to be very active.

The Shopping Center is expected to be inaugurated in November of the present year and will have a leaseable area of 19,297 square meters. The opening of the Coto hypermarket has been scheduled for one month later. The extension of the complex is expected to be inaugurated in the first quarter of 2005. Furthermore, Showcase Cinemas (14 state-of-the-art cinemas with 3,400 seats) will be inaugurated in February 2005.

The shopping center will provide proposals in line with the needs of its public, top-quality entertainment areas and first-class services. As in the case of our other shopping centers, we will seek to ensure our customers are identified with our product.

Including the expansion, the undertaking will require an investment of approximately Ps. 67.5 million (not counting the amount paid for the purchase of the site).

This flow of investments in the area is already having a positive economic impact. It is estimated that 4,000 job positions will be generated by this undertaking, and the community is already noticing an urban revaluation of the area. Investments have been made in road works and repair of facades, and the Company has made donations to improve parks near its premises.

Neuquén Project

On July 6, 1999, we acquired a 94.6% interest in Shopping Neuquén S.A. for Ps. 4.2 million. We paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million was originally scheduled to be paid on the earlier of the opening of the shopping center or July 5, 2001. As of today the remaining payment is overdue.

Shopping Neuquén’s sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 100 stores, a hypermarket, a multiplex movie theater, a service station and a hotel.

In June, 2001 Shopping Neuquén filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that Shopping Neuquén will develop.

The extension should be approved by the City Council of the Province of Neuquén, which is the municipal legislative body.

On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 rejecting the application by Shopping Neuquén for a readjustement of the terms for the construction of the undertaking and the authorization to transfer part of the land to third parties. In addition, the rights arising from Ordinance 5178 were declared to have lapsed, and the exchange of contracts for the purchase of the land was deemed void, with the loss of the improvements made in favour of the Municipality of Neuquén, without the right to compensation or any claim by Shopping Neuquén.

In response to the terms of the mentioned Decree, on January 21, 2003 the Company applied for the administrative measure to be revoked, offering and attaching documentary proof of the reasons for such a revocation and requesting authorization for the presentation of a new schedule, prepared on the basis of the current situation and reasonable short and medium-term projections.

The mentioned remedy was rejected by the Municipal authorities by means of Decree No.585/2003; as a result, on June 25, 2003 the Company filed an “Administrative Procedural Action” in the High Court of Neuquén that is currently in process, requesting -among other matters- that Decrees 1437/2002 and 585/2003 issued by the Municipal Mayor be declared null and void.

At June 30, 2004, the Company is negotiating with the Municipality of Neuquén the terms of a framework agreement that will establish the conditions for a reactivation of the development and construction of the commercial undertaking which should then be incorporated to a new Municipal Ordinance that would modify or annul the original one.

Furthermore, on 15 August 2003 we were informed that 85.75% of the old shareholders of Shopping Neuquén have filed a complaint against us, claiming collection of a price balance plus interest and legal costs.

Although we hope for a favorable resolution to the judicial proceeding, and we still are negotiating a new arrangement with the old shareholders, we cannot assure a favorable result to us.

Caballito Project

We have a plot of land spanning a surface area of 25,539 square meters in the Buenos Aires city neighborhood of Caballito, one of the most highly populated in the City of Buenos Aires. This land could be used to build a 30,000 squared meter shopping center including a hypermarket, a cinema complex and areas for recreational activities and entertainment.

We are currently making the final changes to the commercial project. We have not yet obtained the authorization from the Government of the City of Buenos Aires to develop the center on this land.

Land on Figueroa Alcorta

We are working on the commercial project for the plot of land located on Figueroa Alcorta Avenue, in front of the Paseo Alcorta Shopping Center. This may involve an office building and/or apartment block.

Remodeling of Alto Avellaneda

Another of the projects we will embark on at the end of the year will be the remodeling of Alto Avellaneda. We will seek a change in image, with a new façade, and increased floor area, new cinemas, new accesses and refurbished parking lots.

Tarjeta Shopping

During fiscal 2004 Argentina embarked on a process of change that resulted in an undeniable recovery after one of the worst crises ever experienced.

The financial sector was not immune to these changes, as there was a sharp reduction in uncollectibility ratios and interest rates declined as a result of abundant liquidity, leading to increased availability of credit, which was directed mainly to the financing of consumption.

In this situation, not only we were in a position to face increased competition from the banking sector, we also recorded significant growth in our portfolio, our sales and our cardholders, while at the same time maintaining low delinquency rates. The improvement in credit quality of loans led to a notable drop in bad debt charges, which fell from Ps. 8.0 million at June 30, 2003 to just Ps. 0.2 million in the year ended June 30, 2004, a reduction of 99% in the bad debt charge.

The favorable scenario and successful performance caused Tarjeta Shopping’s sales to increase 83.8% at June 2004 as compared to June 2003. During this fiscal year we increased our share in the payment means market.

Our portfolio (including securitized receivables) has shown an unparalleled growth. As of June 30, 2004 it amounted to Ps. 92.0 million as compared to Ps. 49.4 million as of June 30, 2003. This growth is also reflected in the increase in the number of monthly extracts delivered to customers, which rose 58% in 2004 as compared to 2003. In addition, during this fiscal year there was a strong improvement in the number of adhering stores, which totaled 11,600 as of June 2004.

After having been obliged last year to close distribution channels and reduce the number of employees, during fiscal 2004 we were able to turn the situation around, increasing personnel in the areas of customer and store service and adapting the telephone assistance centers to the new customer volumes. In the case of attention to stores, we assigned increased resources to post-sales service to provide an improved attention and follow-up for this growing network.

The improvements introduced have been aimed at improving company-customer-store links, a key element in a business with such a high degree of contact with the customer.

Given the strength of this business unit and the future prospects for growth, we were able to place two issues under our Securitization Program for a total amount of Ps. 22 million in senior notes. As of December 31, 2003 our securitized portfolio amounted to Ps. 42 million in principal amount.

In the first half of 2004 we placed 2 new issues of senior notes for Ps. 36 million, increasing the securitized portfolio balance to Ps. 77 million in principal amount as of June 30, 2004.

Results are showing promising signs, the upward trend continues and we were able to move from a Ps. 4.3 million lost as of June 30, 2003, to a Ps. 2.8 million gain as of June 30, 2004.

Fibesa S.A.

Fibesa is the exclusive real estate broker at our shopping centers, in which we have a 99.99% equity interest.

The growing demand for our stores enabled Fibesa signed 1,007 contracts, taking into account renewal of existing contracts and new contracts during fiscal year 2004.

During the twelve-month period ended June 30, 2004, Fibesa reported an income of Ps. 6.3 million, up 62% from the Ps. 3.9 million income for the twelve-year period ended June 30, 2003.

Fibesa reported a profit of Ps. 1.9 million for the financial year ended June 30, 2004, reflecting an improvement from the profit of Ps. 1.2 million for the twelve-month period ended June 30, 2003.

Alto Research and Development S.A.

We hold 100% of the shares (taking into account both direct and indirect holdings) of Alto Research and Development S.A. (formerly Alto Invest S.A.). This company originally provided information services and carried out on-line and off-line transactions in the financial market.

During the current year, the shareholders’ Meeting of Alto Research and Development S.A. (formerly Alto Invest S.A.) decided to broaden the scope of its corporate purpose. As part of its new activities, this company has begun to provide economic, financial, commercial, technological and business training services in general, with special emphasis on the shopping center sector.

These services began to be provided in April 2004 in various ways, such as courses, congresses, seminars and other means of communication.

E-commerce Latina S.A. – Altocity.Com S.A.

Altocity.com S.A. (Altocity) is a retail electronic trade company controlled by E-commerce Latina S.A. resulting from our partnership with Telefónica de Argentina S.A. (Telefónica). Altocity enables us to expand our physical business to include new sales channels such as Internet.

Four years from its launch, Altocity offers an attractive integral product selection, with a broad range of categories and brands, forms of payment, support and a request and delivery system, combined with a high-quality image.

During the fiscal year ended June 30, 2004, Altocity strengthened its objective in the area of corporate sales, increasing the number of new customers and invoicing amounts in this segment.

It can be seen that the average monthly sales, as well as the number of orders and the average monthly ticket have increased in comparison to the previous year.

	Jul 02 – jun 03	Jul 03- jun 04	Variation
Monthly sales average (*)	Ps. 139,809	Ps. 299,674	114%
Average ticket (**)	151	169	12%
Monthly orders average	907	1,832	102%

(*)	Sales with VAT, net of returns (Credit notes)
(**)	Sales with VAT before returns (Credit notes) divided by the number of orders.

Traffic, Customer Portfolio and Transactions

At present, the website receives an average of 300,000 unique visitors per month, turning Altocity into one of the most visited sites in the country and the most visited one in as concerns e-commerce. The company has more than 55,000 registered citizens (registered visitors who purchased and/or wish to receive information on news and special offers) who have made more than 52,000 transactions to date.

Company plans for the coming Year

For the coming year Altocity has set itself the main objective of carrying out intensive work in the following three areas:

•	Marketing of the portal, loyalty activities and new customers

•	e-commerce services for shopping centers tenants

•	Barter and reward program

5.	Financial Review

Financial debt

In connection with the Ps. 120 million Senior Notes due January 2005, after year-end, on August 6, 2004 Alto Palermo S.A. and Shopping Alto Palermo S.A. redeemed at Ps. 1.51656 per unit, 6,666,667 and 7,083,333 notes, respectively, of Ps. 1 par value maturing in January 2005. This transaction has allowed APSA to reduce its financial cost, as such notes accrued interest at a rate of 8% plus CER restatement. Retirement implied a disbursement of Ps. 10.1 million by Alto Palermo S.A. and Ps. 10.7 million by Shopping Alto Palermo.

This redemption implied the full retirement of Class A2 and B2 of these notes.

As concerns the Ps. 85 million 14.875% Notes due April 2004, during the month of August APSA redeemed Ps. 1.2 million, resulting in an outstanding principal amount of Ps. 48.4 million.

In connection with the Convertible Notes issued in July 2002, holders exercised their conversion rights for a total amount of 2,663,009 units of US$ 1 par value each, giving rise to a reduction in our debt by that amount, while 78,766,014 common shares of Ps. 0.1 par value each were delivered in exchange.

Therefore, the amount of outstanding Convertible Notes was reduced to US$ 47,336,991 while the number of shares of stock is now 778,766,014 and the corporate capital amounts to Ps. 77,876,601.4.

The following table shows the past, current and potential situation of the Convertible Notes issued on July 19, 2002 under the Argentine laws at a rate of 10% (payable every six months), maturing on July 19, 2006, convertible at a price of US$ 0.324 per share of Ps. 1.00 par value (3.0864 shares of Ps. 1 par value for each Convertible Note) (1).

(1)	If the nominal exchange rate falls below AR$ 3.086 per US$ 1.00, the Conversion Price will be 1 divided by the Seller’s Exchange Rate quoted by Banco de la Nación Argentina for US$ 1.00, thus affecting the Conversion Ratio.

(2)	”Total Conversion” refers to a hypothetical situation in which the holders of Convertible Negotiable Obligations exercise their right to their exchange for the Company’s ordinary shares.

Improvement in the risk rating of our structured debt

During this fiscal year our structured debt risk rating continued to improve.

At the closing of the previous fiscal year, our Ps. 85 million Notes were rated BB(arg) by Fitch Argentina Calificadora de Riesgo S.A., while Standard & Poor’s International Ratings LLC. (Argentine Branch) maintained its rating at raB+.

In May 2004, Fitch Argentina Calificadora de Riesgo S.A. upgraded these Notes from raBB a raBBB. The upgrading “is based on the consolidated growth of the Company’s main business indicators, which have already surpassed pre-crisis levels, hitting record levels in occupancy rate (98%) and in the number of visitors to the shopping centers”, as some of the reasons explained by the rating agency in its report.

In July 2004 Standard & Poor’s International Ratings LLC. (Argentine Branch), upgraded our Ps. 85 million Notes from raB+ to raBBB. The upgrading “recognizes the improvement in the Company’s operating performance, which combined with the debt rescheduling carried out during 2002, resulted in an increase in its cash flow generation and better debt and interest coverage ratios” and reflects “an improvement in APSA’s financial profile as a result of an advantageous and early refinancing and/or cancellation of maturities that the company would face in 2005”, as some of the reasons explained by the rating agency.

On the other hand, Fitch Argentina Calificadora de Riesgo S.A., also upgraded Alto Palermo S.A. (APSA)’s common shares from Category 3 to Category 2. This category means that “they are shares with medium liquidity whose issuers have a good cash flow generation capacity”.

Following we detail the most important financial ratios for the Company:

	As of June, 30 2004 (Ps.)	As of June, 30 2003 (Ps.)	Variation (Ps.)	Variation (%)
EBITDA (1)	94,122,138	73,493,954	20,628,183	28.1
EBITDA per share	1.29	1.04	0.25	24
EBITDA per share Fully Diluted	0.43	0.35	0.08	22.9

EBITDA Shopping Centers	87,864,788	74,368,979	13,495,809	18.1
EBITDA Tarshop S.A.	6,089,611	-872,438	6,962,049	-798
EBITDA Other	167,739	-2,587	170,326	-6,583.9

Financial liability (2)	239,600,525	239,523,858	-1,923,333	-0.8
Outstanding shares	72,768,225	70,482,974	2,285,251	3.2
Number of shares Fully Diluted	217,903,708	210,044,818	7,858,890	3.7
Price per share	3.5	2.5	1	40
Capitalization Market	254,688,788	176,207,435	78,481,353	44.5
Capitalization Market Fully Diluted	762,662,978	525,112,045	237,550,933	45.2
Enterprice value (3)	417,015,625	379,743,612	37,272,013	9.8
Enterprice value (3) Fully Diluted	779,854,329	589,086,378	190,767,951	32.4
Financial liability / Enterprice value	0.57	0.63	-0.06	-9.5

FFO (4)	83,917,905	129,918,822	-46,000,917	-35.4
FFO per share	1.15	1.84	-0.69	-37.5
Net Income	18,837,540	77,350,605	-58,513,065	-0.756

(1)	Net income plus accrued interest charges, income tax, depreciation and amortization charges, net loss in equity investments, minority interest and any extraordinary or non-recurrent loss or income.
(2)	Financial Debt, net of accrued interest (includes financial liabilities with related companies).
(3)	Outstanding shares at their market value plus financial liabilities minus cash and banks and current investments.
(4)	Funds from operations calculated as the year’s results before amortization and depreciation and other net income and expenses.

6.	Management’s Analysis of the results

General

The following analysis should be read together with the Company’s consolidated financial statements and their notes. For the purposes of the following analysis we have considered “Consolidated Financial statements” to be our audited consolidated financial statements and notes corresponding to the fiscal years ended June 30, 2004 and 2003.

Our financial statements are presented in Argentine Pesos and were prepared in conformity with the accounting standards disclosure and valuation contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils for Economic Science (FACPCE), approved with certain modifications by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

The National Securities Commission, through Resolution 434/03, has adopted the Technical Resolutions referred to with certain exceptions and modifications, which shall apply to the financial years commencing on January 1, 2003.

Additionaly, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards. At June 30, 2004, however, this deviation has not had a material effect on the financial statements.

Revenue recognition

Leases and services

Tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

Our revenue for base rent and as of percentage, are monthly accrued based on each contract. Our revenue as a sale percentage are monthly determined and invoiced as soon store sales are higher than certain measurements previously determined in the contract.

Sales and development properties

We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this strategy, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. Purchasers reserve units and subsequently enter into fixed price contracts paying approximately 5% of the purchase price and agreeing, generally, to pay monthly equal installments over an agreed-upon construction period for an additional 15% of the purchase price. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turnkey” contracts with major Argentine and other Latin American construction companies that provide for construction to be completed within a prescribed period and budget.

We record revenue from the sale of properties when all of the following criteria are met: (i) the sale has been consummated; (ii) We have determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property; (iii) Our receivable is not subject to future subordination; and (iv) We have transferred to the buyer the risk of ownership, and we have not a continuing involvement in the property.

We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires that we prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties/units. Changes to estimated costs of completion are generally incorporated into revised estimates during the contract period.

Credit card

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

E-commerce

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica. E-Commerce Latina owns Altocity.Com. Altocity.Com primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com under the equity method of accounting.

Operating costs and expenses

Leases and services

Our most significant costs and expenses are (i) depreciation and amortization, (ii) taxes, both federal and local, contributions and services, (iii) parking lots maintenance costs and (iv) Condominium expenses.

Sales and development properties

Our most significant costs and expenses are (i) all direct contracts costs such as land, materials and construction fees associated with development properties and (ii) capitalized interest costs. Costs and expenses principally consist of the Torres de Abasto construction project, a residential apartment complex located near the Abasto Shopping Center.

Credit Card operations

Our most significant costs and expenses are (i) salaries and related bonuses, (ii) taxes, both federal and local, contributions and services and (iii) commissions and interest.

Operating Results

Fiscal Year 2004 as compared to Fiscal Year 2003

Sales

Sales increased by 25.4%, from Ps. 114.2 million during fiscal year 2003 to Ps. 143.3 million during fiscal year 2004 due to a 27.5% increase in leases and services revenues (from Ps. 88.8 million to Ps. 113.2 million), a 20.5% increase in sales from credit card operation (from Ps. 24.9 million to Ps. 30.0 million), partially offset by a reduction in sales and development of properties.

We must highlight that the economic recovery that began last year is generating an increase in our tenant’s sales, being reflected in increments in the occupancy ratios, rental incomes and admission rights of our shopping centers. The occupancy ratio of our shopping centers increased from 95.8 % as of June 30, 2003 to 98.8% as of June 30, 2004.

The increased revenue recorded by Tarjeta Shopping has been a response to the growth recorded in our customer portfolio, our sales and the number of cardholders, all driven by the economic recovery that has taken place during the year.

The decreased in the revenues from sales of properties responses to the reduced stock of properties available for sale. Inventory at the end of this year has been limited to four car-ports, a luggage store and three stores. In the year ended June 30, 2004 no units were sold, while in the year ended June 30, 2003 a total of 14 units were sold.

	Fiscal Years ended June 30
	2004	2003
	(in thousand of Ps.)
Leases and services	113,215.6	88,818.8
Sales and development properties	—	462.0
Credit card operations	30,034.4	24,934.6

Total sales	143,250.0	114,215.4

Costs

Total costs registered a 6.5% increase, from Ps. 67.6 million during fiscal year 2003 to Ps. 72.0 million during fiscal year 2004.

Leases and services costs registered a 2.5% increase, from Ps. 58.5 million during fiscal year 2003 to Ps. 60.0 million during fiscal year 2004. The reason for this increase have taken place mainly because of the higher cost of car-ports from changes and increases in the number of personnel and an increase in security and cleaning costs; and to a lesser extent, because of (i) an increased depreciation charge; (ii) an increase in maintenance and repair costs that enabled us to make changes to the areas to be leased; and (iii) an increase in condominium expenses not recovered because of the decision not to pass on the total amount of the increase in shared expenses to our tenants.

Cost from sales of properties decreased by 100%, from Ps.0.7 million in fiscal year 2003 to zero in fiscal year 2004 as no units were sold during the year.

The cost from credit card operation increased by 43.6% from Ps. 8.3 million in fiscal year 2003 to Ps. 12.0 million in fiscal year 2004, as a result of the greater level of business, reflected in an increase in our portfolio, which rose from Ps. 49.4 million at June 2003 to Ps.92.0 million in June 2004, and the expansion that took place during the year, as a result of which we increased personnel in the areas of customer and store service, adapting the telephone assistance centers to the new customer volumes.

	Fiscal Years ended June 30
	2004	2003
	(in thousand of Ps.)
Leases and services	(60,033.1)	(58,545.5)
Sales and development properties	—	(699.2)
Credit card operations	(11,965.1)	(8,330.2)

Total cost	(71,998.2)	(67,574.9)

Gross Profit

As a result of the factors mentioned above, gross profit increased by 52.8%, recording an income of Ps. 71.3 million for fiscal year ended June 30, 2004 against Ps. 46.6 million for fiscal year 2003.

Gross profit, calculated in terms of total sales percentage, increased from 40.8% during fiscal year 2003 to 49.7% during fiscal year 2004. Gross profit from leases and services, calculated in terms of leases and services sales percentage, increased from 34.1% during fiscal year 2003 to 47% during fiscal year 2004. Sales of properties gross loss, calculated as a percentage of sales of properties, fell from 51.3% during fiscal year 2003 to zero during fiscal year 2004. Credit card operations gross profit, calculated as a percentage of sales of credit card operations, fell from 66.6% during fiscal year 2003 to 60.2% during fiscal year 2004.

	Fiscal Years ended June 30
	2004	2003
	(in thousand of Ps.)
Leases and services	53,182.6	30,273.3
Sales and development properties	—	(237.1)
Credit card operations	18,069.3	16,604.4

Total gross profit	71,251.9	46,640.6

Selling expenses

Selling expenses registered a 38.2% decrease from Ps. 17.6 million in fiscal year 2003 to Ps. 10.9 million in fiscal year 2004. The decreased was mainly due to: (i) a decrease in the allowance for doubtful accounts charge by 100%, from Ps. 10.3 million during fiscal year 2003 to zero during fiscal year 2004 in view of the improvement during the year in collection activities by our shopping centers. Furthermore, during the current year there was a recovery of Ps. 1.0 million in the mentioned allowance, which we have disclosed under other (expense) income; this has been partly offset by: (i) an increase in the gross sales tax charge of 36%, from Ps.4.4 million during fiscal 2003 to Ps. 6.0 million during 2004, from a similar increase in our sales; (ii) a 78.7% increase in advertising expenses, from Ps. 1.5 million during fiscal year 2003 to Ps. 2.6 million in fiscal year 2004; and (iii) an 85% increase in the cost of personnel, from Ps. 1.2 million during fiscal 2003 to Ps.2.2 million during fiscal 2004.

Selling expenses, calculated in terms of total sales percentage decreased from 15.4% during fiscal year ended June 30, 2003 to 7.6% during fiscal year ended June 30, 2004.

Administrative expenses

Administrative expenses registered a 13.7% increase from Ps. 18.2 million during fiscal year 2003 to Ps. 20.7 million during fiscal year 2004, basically as a result of the increase in salary, bonuses, social security contributions, fees and payments for services, taxes, rates, contributions and services.

Administrative expenses, calculated as a percentage of total sales, fell from 16% during fiscal year 2003 to 14.5% during fiscal year 2004.

Net Income (loss) in credit card trust

The results of Credit card trust registered an important increase from a loss of Ps. 4.1 million during fiscal year 2003 to a profit of Ps. 0.3 million during fiscal year 2004.

Torres de Abasto unit contracts’ rescissions

The results of purchasers recessions of sales contracts registered a 100% decrease from a profit of Ps. 0.009 million during fiscal year 2003 to zero during fiscal year 2004.

Operating income

As a result of the factors mentioned above, the operating income increased by Ps. 33.1 million, from Ps. 6.8 million during fiscal year 2003 to Ps. 39.9 million during fiscal year 2004. The operating income measured in terms of total sales increased from 5.9% during fiscal year 2003 to 27.9% during fiscal year 2004.

Net loss in equity investments

The result stemming from the interests in Pérez Cuesta S.A.C.I. and E-Commerce Latina S.A. registered a Ps. 11.0 million decrease, from a Ps. 12.1 million loss during fiscal year 2003 to a Ps. 1.1 million loss during fiscal year 2004, mainly due to the improve registered in Pérez Cuesta S.A.C.I. where we currently hold a 18.9% interest and a lower loss in E-Commerce Latina S.A., where we currently hold a 50% interest.

Amortization of goodwill

The result stemming from the amortization of goodwill did not vary with regard to the previous year, and amounted to Ps. 4.8 million for 2003 and for 2004. These results reflect the amortization of goodwill stemming from the acquisition of FIBESA S.A. and Tarshop S.A., Inversha S.A., Pentigras S.A. and Old Alto Palermo S.A.

Financial results, net

Financial results, net registered a Ps. 112.1 million decrease from Ps. 118.6 million gain during fiscal year 2003 to a Ps. 6.5 million gain during fiscal year 2004.

The gain on financing of assets increased by Ps. 27.6 million from a gain of Ps. 4.2 million in fiscal year 2003 to a gain of Ps. 31.8 million during fiscal year 2004, mainly due to (i) the higher recovery of part of the impairment on the value of our long-lived assets and (ii) the lack of any loss from the exposure to inflation of our monetary assets; and (iii) partially offset by lower interest income.

The (loss)/gain on the financing of liabilities increased by Ps. 139.8 million from a gain of Ps. 114.5 million during fiscal year 2003, to a loss of Ps. 25.3 million for fiscal year 2004. This increase is mainly attributed to (i) lower results from exchange differences and derivatives because of the 5.6% depreciation of the peso against the dollar, from Ps. 2.8 at June 30, 2003 to Ps. 2.958 at the end of this year, bearing in mind that in fiscal 2003 the currency moved in the opposite direction, appreciating 26%. This depreciation had a negative impact on our debt in dollars and the value of the interest rate swap: (ii) absence of any results from debt redemption, which last year generated a gain for the Company of Ps. 6.7 million; (iii) the lack of any loss from the exposure to inflation of our monetary assets; (iii) partially offset by lower financing costs from the reduction in borrowings from the debt redemption in the previous year, principal repayments and the Notes conversions that were carried out during the year; and the stabilization of the Reference Stabilization Index (CER) that is used to adjust our debts converted into pesos.

Other (expense) income, net

Other (expense) income, net decreased from a Ps. 13.3 million income during fiscal year 2003 to a Ps. 4.8 million loss during fiscal year 2004, mainly due to (i) absence of any results from debt redemption, which last year generated a gain for the Company of Ps. 13.0 million; (ii) rejection an exemption from gross sales tax on construction; (ii) the lack of any income from the sale of intangible assets, which last year generated a profit of Ps. 2.1 million; and (iv) a recovery of the bad debt allowance.

Income before taxes and Minority Interest

As a result of the factors described above, the income before taxes and minority interest registered a Ps. 86.1 million decrease from Ps. 121.8 million income during fiscal year 2003 to a Ps. 35.7 million income during fiscal year 2004.

Income Tax

The income tax charge decreased by Ps. 30.5 million, from Ps. 46.8 million for the year 2003 to Ps.16.3 million for fiscal year 2004. It should be noted that the income tax charge was calculated using the deferred tax method, thus recognizing the temporary difference in the accounting and tax measurement of assets and liabilities and the capitalization of tax loss carry-forwards. As a result, the figure disclosed under income tax does not only reflect the amount to be paid but also includes the tax reported based on the accounting accrual.

Minority Interest

Minority interest registered a Ps. 2.9 million decrease, from a Ps. 2.3 million income during fiscal year 2003 to a Ps. 0.6 million loss during fiscal year 2004.

Net Income

As a result of the factors explained above, the net income for the year registered a Ps. 58.5 million decrease, from a Ps. 77.3 million for fiscal year 2003 to Ps. 18.8 million for fiscal year 2004.

7.	Other significant events

Moving of head office

In December 2003 we moved our head office to the 22nd. Floor of the Intercontinental Plaza tower, the address of which is Moreno 877, Buenos Aires (C1091AAQ).

Signing of shared service center contract with CRESUD SACIF and IRSA

In view of the fact that the Company, as well as CRESUD SACIF and IRSA (together known as the Parts), possess operating areas that show a certain affinity, the Board has considered it advisable to analyze the possibility of implementing alternatives to reduce certain overhead costs for its activities (the “Project”) to thus lower their impact on operating costs, taking advantage and optimizing the individual efficiencies of each one and the different areas making up the administration of operations.

A pilot test for partial operating integration in the areas of Human Resources, Finance, Institutional relations, Administration, Systems, Insurance, Purchasing, Contracts, Operations among other (the Areas) that have shown the feasibility of implementing the Project, taking special account that it does not fall within the provisions of section 73 of Decree 677/01, entrusting an independent third party (Deloitte Argentina) with a study on the definition of settlement guidelines and basis for their distribution, with a view to implementation.

On this basis, a contract was signed for the Exchange of Operating Services for a fee, covering the areas mentioned, linking tasks performed by one or more of the Parts to the benefit of one or more of the other Parts, to be billed and paid primarily by means of compensation through the providing of services in any of the Areas, and on a secondary basis, in the case of a difference in the value of the services provided, in money, among the companies involved in the Project, which shall have duration of 24 months, renewable for a similar term unless otherwise notified by any of the Parts. It is pointed out that notwithstanding this operation, the Parts preserve their absolute independence as regards strategic and commercial independence, without taking into account the existence of the Project, the allocation of costs and benefits being made on the basis of operating efficiency and equity, without pursuing individual economic gains for the Parts.

This same independence is maintained with regard to records and accounting systems, including the strict separation of their assets and liabilities. The Board has also understood that the implementation of the Project will not hinder the identification of the economic transactions or services involved, nor harm the efficacy of the internal control systems nor the internal and external audit tasks of the Parts, nor the possibility of disclosing transactions related to the Contract as required by Technical Pronouncement 21 of the FACPCE. Furthermore, Mr. Alejandro Gustavo Elsztain has been General Coordinator, and Mr. Gabriel Adolfo Gregorio Reznik, a member of the Company’s Audit Committee, has been named Manager on behalf of the individual Company.

Systems migration

In the year just begun we have begun to plan for a systems migration which will involve integrating the various existing interfaces and processes within the Company. This improvement will lead to a more flexible, efficient and agile organization, that will be able to respond to the requirements of the business, as well as enabling greater competitiveness throughout the organization. Furthermore, the strategy for integration will make it possible to automate, standarize and formalize processes in such a way that they are easily able to be audited, which will help us to align with the requirements of the SEC and particularly with the Sarbanes-Oxley Law.

8.	Board of Directors

We are managed by a Board of Directors. Our bylaws establish that our Board of Directors may be composed of eight to twelve directors and eight to twelve alternate directors. Each director and alternate director is elected for a three-year term by our shareholders by a majority vote at a general ordinary shareholders’ meeting. The directors and alternate directors may be reelected indefinitely.

Currently our Board of Directors is comprised of 9 directors and 7 alternate directors. The alternate directors will only have a role when they are called to replace any director in case of absence, vacancy or death, until a new director is appointed.

Our director and Vice chairman M. Marcelo Mindlin has resigned as from December 1, 2003 to embark on independent professional projects, being replaced by Dr. Saúl Zang.

Our current Directors are as follows:

Name and Position	Date of Birth	Occupation in APSA	Date of Current Appointment	Term Expiration	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	2000	2003	1994

Saúl Zang	12/30/1945	Vice-Chairman	2003	2006	2003

Alejandro G. Elsztain	03/31/1966	Vice-Chairman	2003	2006	2003

Abraham Perelman	04/04/1941	Director	2003	2006	2003

Hernán Büchi Buc	03/06/1949	Director	2003	2006	1996

Alejandro G. Elsztain	03/31/1966	Director	2003	2006	2001

Fernando A. Elsztain	01/04/1961	Director	2003	2006	1998

José Said Saffie	04/17/1930	Director	2003	2006	1998

Gabriel A.G. Reznik	11/18/1958	Director	2003	2006	2003

Andrés Olivos	05/14/1958	Director	2003	2006	2003

Saúl Zang	12/30/1945	Director	2003	2006	1994

Oscar P. Bergotto	06/19/1943	Alternate Director	2003	2006	1994

David A. Perednik	11/15/1957	Alternate Director	2003	2006	1998

José D. Eluchans Urenda	08/06/1953	Alternate Director	2003	2006	1998

Leonardo F. Fernández	06/30/1967	Alternate Director	2003	2006	1996

Juan M. Quintana	02/11/1966	Alternate Director	2003	2006	1998

Juan C. Quintana Terán	06/11/1937	Alternate Director	2003	2006	1994

Raimundo Valenzuela Lang	05/21/1960	Alternate Director	2003	2006	1998

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied accounting at the University of Buenos Aires. He has been engaged in the real estate business for more than twenty years. He founded Dolphin Fund

Management S.A. He is Chairman of the Board of Directors of IRSA, SAPSA, Dolphin Fund Management S.A., and Cresud S.A.C.I.F. y A.; Vice-Chairman of Banco Hipotecario S.A. among others. Mr. Eduardo S. Elsztain is the brother of our Director, Alejandro G. Elsztain and is the cousin of our Director, Fernando A. Elsztain.

Saúl Zang. Mr. Zang obtained a degree in law at the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is presently a partner at the law firm Zang, Bergel & Viñes. He is Second Vice Chairman of the Board of Directors of IRSA and Cresud S.A.C.I.F. y A. and he is also a member of the board of directors of ERSA, Puerto Retiro S.A., Nuevas Fronteras S.A., Cresud S.A.C.I.F. y A., Banco Hipotecario S.A. and Tarshop S.A. and alternate director of the Board Directors of SAPSA.

Abraham Perelman. Mr. Perelman is a graduate in Economics from the University of Buenos Aires. In the last thirty years he has acted as a director of various leading companies in areas such as communications, electronics, aviation, farm technology, public utilities and art. Most notably, he was also president of ISREX Argentina S.A. He is currently a director of Guanaco Mining Co.

Hernán Büchi Buc. Mr. Büchi obtained a degree in civil engineering at the University of Chile and a Master’s Degree in economy at Columbia University, New York, U.S.A. From 1979 to 1989, he worked as Undersecretary of Economy, Undersecretary of Health, Minister of Odeplan, Superintendent of Banks and Financial Institutions, and Minister of Finance of Chile. Currently, he is the President of Forestal Terranova and Luchetti and a director of SQM and Madeco.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the University of Buenos Aires. He is Chairman of Inversiones Ganaderas and director of IRSA and Cresud S.A.C.I.F. y A. Mr. Alejandro G. Elsztain is the brother of our Chairman Eduardo S. Elsztain and is the cousin of our Director, Fernando A. Elsztain.

Fernando A. Elsztain. Mr. Elsztain studied Architecture at the University of Buenos Aires. He has been the Chief Commercial Officer of IRSA since March 1994. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate company. He is a director of IRSA, and Baldovinos; and alternate director of Banco Hipotecario S.A., among others. Mr. Fernando A. Elsztain is the cousin of our Chairman, Eduardo S. Elsztain and is the cousin of our Director Alejandro G. Elsztain.

José Said Saffie. Mr. Said obtained a degree in law at the University of Chile. He is the President of Banco BHIF and Parque Arauco; the Vice-President of Embotelladora Andina S.A.; and a director of Envases del Pacífico S.A.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from the University of Buenos Aires. He has been working for IRSA since 1992 and currently, is the chief technical officer. He formerly worked for an independent construction company in Argentina. He is an alternate director of IRSA, ERSA, Fibesa and alternate director of Banco Hipotecario S.A., and Tarshop S.A., among others.

Andrés Olivos. Mr. Olivos graduated as a commercial engineer from the University of Chile. He is Managing Director of Parque Arauco S.A. and Constructora y Administradora Uno S.A. and is president of Parque Arauco Argentina S.A.

Oscar P. Bergotto. Mr. Bergotto has worked for IRSA as its Treasurer since 1991 and has been a member of the Board of Directors of IRSA since 1994. He has also worked for various real estate companies.

David A. Perednik. Mr. Perednik graduated as a public accountant from the University of Buenos Aires. He has worked in various companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs, where he acted as Finance Director from 1986 to 1997. Earlier he worked as a senior consultant in the Administration and Systems management of Deloitte & Touche from 1983 until 1986. Since 1997 he has been the Administrative Director of Cresud.

José D. Eluchans Urenda. Mr. Eluchans Urenda obtained a degree in law at the Pontificia Universidad Católica de Chile. He is a partner of the Chilean law firm Eluchans and is a permanent advisor to Parque Arauco’s board of directors and an advisor to Banco BHIF’s board of directors.

Leonardo F. Fernández. Mr. Fernández obtained a degree in law at the University of Buenos Aires. He is a partner at the law firm Basílico, Fernández Madero y Duggan and also serves as an alternate director on the board of Disco S.A. and Transportadora de Gas del Norte S.A.

Juan M. Quintana. Mr. Quintana obtained a degree in law at the University of Buenos Aires. He is a partner of the law firm Zang, Bergel & Viñes. He is a director of SAPSA and an alternate director of Cresud S.A.C.I.F. y A. , Nuevas Fronteras S.A. and Fibesa. Mr. Juan M. Quintana is the son of our Alternate Director Mr. Juan C. Quintana Terán.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a degree in law from the University of Buenos Aires. He is a consultant of the law firm Zang, Bergel & Viñes. He has been Chairman and Judge of the National Court of Appeals of the City of Buenos Aires dealing in Commercial Matters. He is an alternate director of Cresud S.A.C.I.F. y A. . Mr. Juan C. Quintana Terán is the father of our Alternate Director Mr. Juan M. Quintana.

Raimundo Valenzuela Lang. Mr. Valenzuela Lang obtained a degree in commercial engineering at the Pontificia Universidad Católica de Chile and received a master’s degree in business administration at the Wharton School of the University of Pennsylvania. Currently, he is a partner at R&R Wine Ltda. and Inmobiliaria Estrella del Sur Ltda. He is a director of Parque Arauco S.A.

Directors Eduardo S. Elsztain, Hernán Büchi Buc, Alejandro Elsztain, Fernando A. Elsztain, José Said Saffie, Saúl Zang, Oscar Bergotto, David A. Perednik, José Eluchans Urenda, Leonardo F. Fernandez, Juan M. Quintana, Juan C. Quintana Terán and Raimundo Valenzuela Lang are not of an independent nature, under the terms of CNV Resolution Nr. 400. Directors Abraham Perelman and Gabriel A. G. Reznik are of an independent nature.

We do not have any employment contracts with our directors.

Compensation to the Members of the Board of Directors

The Law of Corporations No. 19,550 establishes that if the compensation of the members of the Board of Directors and the supervisory committee is not established in our bylaws, it should be determined by the shareholders meeting. The maximum amount of total compensation of the members of the Board of Directors and the supervisory committee, including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of our earnings.

That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution until reaching the limit set when all profits are distributed. In applying this rule any reduction in dividend distribution from the deduction of Board and surveillance committee compensation shall not be taken into account.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to the Corporations Law, and taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results. Once the amount is determined, they are considered by the shareholders meeting.

We have not established share option plans, nor retirement, or pension benefits or any other such remuneration system for our directors except those described.

Executive Committee

Pursuant to our bylaws, our the day-to-day business is managed by an Executive Committee consisting of four directors and four alternate directors, including the Chairman and Vice-Chairman, elected by the Board of Directors. An alternate member, also selected from the Board of Directors, serves on the Executive Committee in the event of a vacancy. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saul Zang, Alejandro G. Elsztain and Fernando Elsztain and the alternate member is Oscar Pedro Bergotto.

The Executive Committee is responsible for the management of the day-to-day business delegated by the Board of Directors in accordance with applicable law and our bylaws. Our bylaws authorize the Executive Committee to:

•	designate the managers and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of us;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business.

Internal Control - Audit Committee

In accordance with the System governing the Transparency of Public Offers established through Decree 677/01, the rules of the National Securities Commission (CNV), CNV Resolution Nr. 400 and 402; and as from the first fiscal year subsequent to the effectiveness of Decree 677/01, our Board of Directors established that the Audit Committee shall be a Committee of the Board of Directors whose main function will be to assist the Board in performing its duty of exercising due care, diligence and competence in issues relating to our company, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors.

On May 27, 2004, the board officially notified of the setting up and staffing of the Audit Committee foreseen by article 15 of the Regime for Transparency in Public Offering approved by Decree 677/01 and section 13 of Resolution 400/2002, appointing to that end as Directors Messrs. Abraham Perelman (independent), Gabriel Adolfo Gregorio Reznik (independent) and Andrés Olivos (not independent).

Supervisory Committee

The Supervisory Committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the by-laws and the resolutions adopted at shareholders’ meetings.

The members of the Supervisory Committee, are appointed at the annual general ordinary shareholders’ meeting for a term of one year.

The Supervisory Committee is comprised of the following members: Martín Barbafina, José D. Abelovich and Fabián Cainzos as Syndics, and Marcelo H. Fuxman, Carlos Rivarola and Hernán Andrada as Alternates Syndics who were elected at the annual general ordinary shareholders’ meeting held on October 31, 2003. All the members of the Syndics Committee are of an independent nature, under the terms of CNV Resolution Nr. 400 and, notwithstanding the above, shall have rendered remunerated professional assistance in connection with companies of the type encompassed by section 33 of the Company Law.

The following is a brief biographical description of each member of our Supervisory Committee:

Martín Barbafina. Mr. Barbafina obtained a degree in accounting from the Universidad Católica Argentina. He is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. He is also a member of the Supervisory Committee of IRSA, Cresud S.A.C.I.F. y A., Metrovías S.A. and Grupo Concesionario del Oeste, among others.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of SC International/Abelovich, Polano and Associates, a public accounting firm of Argentina. Formerly, he has been a manager of Harteneck, López y Cía/ member firm of coopers & Lybrant Price Waterhouse and has served as a senior advisor in Argentina for the United Nations and the World Bank. Moreover, he is a member of the Supervisory Committee of IRSA, SAPSA, Hoteles Argentinos and Inversora Bolívar.

Fabián Cainzos. Mr. Cainzos obtained a degree in law from the University of Buenos Aires. Currently, he is senior associate of the law firm Basílico, Fernández Madero & Duggan.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires. He is a partner of SC International / Abelovich, Polano y Asociados, a public accounting firm of Argentina. He is also a member of the Supervisory Committee of IRSA, SAPSA and Inversora Bolívar.

Carlos Rivarola. Mr. Rivarola obtained a degree in accounting from the University of Buenos Aires. He is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. He was formerly an auditor of Massalin Particulares, Hoechst Argentina S.A. and Tabacos Norte, among others. Mr. Rivarola was also formerly a partner of Harteneck, López y Cía. in Bolivia.

Hernán Andrada. Mr. Andrada obtained a degree in law from the University of Buenos Aires. Currently, he is senior associate of the law firm Santurio, Cainzos & Fernández.

9.	Dividend Policy

Under Argentine legislation, the distribution and payment of dividends to shareholders is valid only if they arise from liquid realized results of the company as determined from annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval of our shareholders at our annual general meeting. Dividend approval requires the affirmative vote of most of the shares with voting rights at the annual general meeting.

In accordance with Argentine law and our bylaws - section 29, liquidated and realized profits for each fiscal year are distributed as follows: (i) 5% of such net profits are allocated to our legal reserve, until such reserve amounts to 20% of our capital stock; (ii) an amount determined by the Ordinary Annual General Meeting of Shareholders must be allocated for the remuneration of our Board and the members of the Surveillance Committee: (iii) the dividend due on ordinary or preferred shares, or other amounts, may be allocated to free reserves, provisions or can be carried over to a new period of account, or dealt with in the manner resolved by the Company at the Ordinary Annual General Meeting of Shareholders. The legal reserve will not be distributed among the shareholders. Dividends shall be distributed proportionately to the number of ordinary shares held by each shareholder.

On October 23, 1998 our annual shareholder’s meeting approved the Board of Directors’ proposal to adopt a new dividend policy. Shuch policy consists of a cash distribution approximately of 40% of our net income, subject to general business condition and other factors deemed relevant by our Board of Directors and shareholders.

Following the Board of Directors recommendation, our shareholders approved in 1998 a cash dividend of Ps. 0.01197 per share amounting, approximately, Ps. 7,601,772 and in 1999 a cash dividend of Ps. 0.0075 per share, for a total amount of, approximately, Ps. 5,250,087.

Due to the income loss generated during the fiscal year ended on June 30, 2000 and 2002, we did not pay dividends corresponding to that years.

For the year ended June 30, 2001 the Board of Directors has proposed not to declare a dividend as they have considered it advisable to maintain adequate levels of liquidity in order to reduce indebtedness and incur in lower financial charges, reinvesting the principal and seeking greater yield in future. On October 16, 2001 our annual shareholder’s meeting approved our Board of Directors’ proposal.

The Board of Directors proposed to the shareholders and they approved in a meeting held on October 31, 2003 the distribution of a cash dividend up to Ps. 10.0 million, or Ps. 0.014 per share.

The Board of Directors will propose to the Shareholders’ meeting that a cash dividend be declared for up to Ps. 10.0 million, against the results for the year ended June 30, 2004, to be distributed on a pro-rata basis among the shareholders according to their respective shareholdings.

The following table sets forth the amounts of total dividends paid on each fully paid share common stock in respect of the year indicated.

Year Declared	Amount paid (Million of Pesos)	Payment Common Shares (Ps.)
1996	—	—
1997	—	—
1998	7.6	0.01197
1999	5.3	0.00750
2000	—	—
2001	—	—
2002	—	—
2003	10.0	0.141

10.	Price history

Price history of our stock on the Bolsa de Comercio de Buenos Aires

Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires under the trading symbol “APSA”. The shares began trading on the Bolsa de Comercio de Buenos Aires on March 26, 1996. The following table shows, for the financial periods indicated, the high and low closing sales price of the common shares on the Bolsa de Comercio de Buenos Aires.

	Pesos per share
	High	Low
1997	0.610	0.283
1998	0.780	0.377
1999	0.770	0.560

2000
1st quarter	0.810	0.755
2nd quarter	0.790	0.570
3rd quarter	0.585	0.495
4th quarter	0.535	0.470

2001
1st quarter	0.500	0.380
2nd quarter	0.370	0.300
3rd quarter	0.280	0.190
4th quarter	0.172	0.088

2002
1st quarter	0.116	0.088
2nd quarter	0.120	0.120
3rd quarter	0.126	0.115
4th quarter	0.275	0.150

2003
1st quarter	0.312	0.250
2nd quarter	0.300	0.240
3rd quarter	0.285	0.255
4th quarter	0.500	0.260

2004
January	0.448	0.375
February	0.385	0.350
March	0.380	0.328
April	0.338	0.320
May	0.330	0.311
June	0.365	0.330

Source: Bloomberg

Price history of our stock on NASDAQ

Each APSA’s American Depositary Share represents 40 ordinary shares. The American Depositary Shares are listed and traded on the NASDAQ under the trading symbol “APSA”. The ADS began trading on the NASDAQ on November 15, 2000 and were issued by the Bank of New York Inc, acting as ADSs Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices of our ADSs on the NASDAQ.

	U.S. dollar per ADS
	High	Low
2001
4th quarter	6.60	2.61

2002
1st quarter	4.24	1.69
2nd quarter	2.25	1.65
3rd quarter	2.15	1.50
4th quarter	3.10	2.10

2003
1st quarter	3.49	3.50
2nd quarter	3.50	3.99
3rd quarter	3.40	4.20
4th quarter	3.55	7.00

2004
January	5.75	7.10
February	5.10	5.99
March	5.04	5.50
April	4.57	5.47
May	4.18	4.68
June	4.75	4.80

Source: Bloomberg

11.	Company Plans for the coming fiscal year and commercial strategy

Under the administration of President Kirchner Argentina has continued along the path to growth and economic stability, although social cohesions has deteriorated. We are closely following developments in relation to the structural reforms that are still pending, and trust that the current government will have the will and the capacity to carry them out.

We believe that this is the time to consolidate our growth and expand into the interior of the country, taking advantage of the gains that have been obtained with so much effort.

We have the privilege of being one of the few Argentine companies with a sound financial structure, a responsibility that obliges us to plan for the future. The situation is undoubtedly favorable, and the achieving of our objectives will require us to excel once again. Now is the time to plan and carry out the enormous number of new projects that we have in mind.

We are convinced that the efforts made so far have not been in vain. Day after day we observe the fruit of the strategic decisions taken in the past. We look forward with optimism because we foresee a suitable framework for the development of new business, which will in effect be our contribution to the consolidation of the Argentine economy.

Commercial strategy

We rely on three fundaments for our growth:

1 - The development of our tenants constitutes the present and future of our business. A significant portion of our efforts is devoted to providing better services through training, advisory services, conferences and seminars. In turn, encouraging a greater commitment by them to our Company.

2 - We plan for the development of each shopping center to take place individually, so that each one can become identified with its target customers. We aim to make each shopping center a place that reflects the likes and interests of our public. We seek to create an environment in which their various needs can be satisfied, achieving loyalty through better services.

3 - A commitment toward the surroundings and the community. Our Shopping Centers contribute actively toward the improvement and revaluation of the neighborhoods in which they are situated. We build venues that contribute to the urban development of the city and recover significant traditions.

During the coming year we plan to:

For the coming fiscal year we are planning to increase our cash flow, income, and asset value with the following strategies:

•	Develop new Shopping Centers in strategic markets with high potential for growth. In this respect, we plan to expand and gain foothold in the interior of the country, in particular in densely populated provinces.

•	Open Alto Rosario Shopping in the month of November, which will offer different proposals according to the needs of the public, top quality entertainment areas, first line services, including state-of-the-art cinemas, and as in the rest of our shopping centers, we will seek customer identification with our brand. Besides, we are planning to open the expansion to the project during the first quarter of 2005, which we started to plan in view of the significant demand for stores.

•	Offer a broad range of commercial offerings, in line with the latest trends. We are aware of the fact that faced with a variety of offerings, people are very selective when choosing where to shop and spend part of their leisure time. Therefore, we wish to offer more: more activities, more promotions and more entertainment, with a focus on meeting the requirements of a demanding customer base.

•	Continue developing brand recognition and consumer loyalty for our Shopping Centers through events and other methods aimed at differentiating our Shopping Centers from those of our competitors.

•	Continue to develop our credit card business to facilitate purchases of goods and services at our Alto Palermo S.A. Shopping Centers and enhance the offerings to other stores outside our shopping centers.

•	Continue enhancing the facilities devoted to entertainment, food and other amenities in order to promote longer and more frequent visits by our consumers.

•	Achieve a significant operating synergy, economies of scale and reduction of costs through consolidated management of our Shopping Centers.

•	Continue attracting tourists to our Shopping Centers.

•	Continue training our tenants in business areas through seminars and conferences.

•	Continue to work on our financial structure in order to match maturities, reduce financial costs and fund our future investment plans.

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements for the years

ended June 30, 2004

compared with the previous year

Fiscal year No.114 beginning July 1, 2003

Expressed in Argentine Pesos (See Note 1 of Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Information related to subsidiary companies is shown in Schedule C.

CAPITAL COMPOSITION (Note 4 of financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock, 1 vote each	727,682,259	72,768,225	72,768,225

Alejandro G. Elsztain Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Consolidated Balance Sheets as of June 30, 2004 and 2003

	30.06.04 (Notes 1 and 3) Ps.	30.06.03 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	43,925,295	22,973,645
Investments (Note 4.b)	31,348,394	13,014,036
Accounts receivable, net (Note 4.d)	26,978,691	28,961,402
Other receivables and prepaid expenses (Note 4.e)	23,842,543	4,851,462
Inventory (Note 4.f)	780,323	759,201

Total Current Assets	126,875,246	70,559,746

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.d)	2,749,405	2,340,774
Other receivables and prepaid expenses, net (Note 4.e)	33,532,517	47,681,566
Inventory, net (Note 4.f)	43,401,281	25,030,000
Fixed assets, net (Note 4.g)	895,140,242	918,697,764
Investments, net (Note 4.c)	20,608,826	11,094,539
Intangible assets, net (Note 4.h)	1,918,529	2,402,626

Subtotal Non-Current Assets	997,350,800	1,007,247,269

Goodwill, net (Note 4.i)	21,703,468	26,530,010

Total Non Current Assets	1,019,054,268	1,033,777,279

Total Assets	1,145,929,514	1,104,337,025

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 4.j)	31,824,357	19,478,694
Short-term debt (Note 4.k)	95,587,742	24,699,280
Salaries and social security payable (Note 4.l)	5,743,776	3,783,026
Taxes payable (Note 4.m)	7,179,150	5,812,218
Customer advances (Note 4.n)	19,332,276	11,212,118
Related parties (Note 5)	8,432,719	7,444,981
Dividends payable	337,678	337,678
Other liabilities (Note 4.o)	5,638,796	5,649,942

Total Current Liabilities	174,076,494	78,417,937

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.j)	2,864,961	3,609,629
Long-term debt (Note 4.k)	145,064,875	218,138,833
Taxes payable (Note 4.m)	3,917,747	—
Customer advances (Note 4.n)	27,546,293	25,318,125
Other liabilities (Note 4.o)	701,691	913,924

Total debts	180,095,567	247,980,511

Provisions (Note 4.p)	5,995,698	3,927,125

Total Non-Current Liabilities	186,091,265	251,907,636

Total Liabilities	360,167,759	330,325,573

Minority interest	15,388,057	14,760,545
SHAREHOLDERS’ EQUITY	770,373,698	759,250,907

Total Liabilities and Shareholders’ Equity	1,145,929,514	1,104,337,025

The accompanying notes are an integral part of these consolidated financial statements.

Alejandro G. Elsztain
Executive vicepresident
and acting president

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Income

For the years beginning on July 1, 2003 and 2002

and ended June 30, 2004 and 2003

	30.06.04 (Notes 1 and 3) Ps.	30.06.03 (Notes 1 and 3) Ps.
Sales:
Leases and services	113,215,652	88,818,774
Sales and development properties	—	462,020
Credit card operations	30,034,394	24,934,629

Total sales	143,250,046	114,215,423

Costs:
Leases and services	(60,033,110)	(58,545,490)
Sales and development properties	—	(699,141)
Credit card operations	(11,965,062)	(8,330,236)

Total costs	(71,998,172)	(67,574,867)

Gross profit (loss):
Leases and services	53,182,542	30,273,284
Sales and development properties	—	(237,121)
Credit card operations	18,069,332	16,604,393

Total gross profit	71,251,874	46,640,556

Selling expenses	(10,871,847)	(17,593,537)
Administrative expenses	(20,720,934)	(18,227,482)
Net income (loss) in credit card trust	260,941	(4,077,136)
Torres de Abasto unit contracts’ rescissions	—	9,682

	(31,331,840)	(39,888,473)

Operating income	39,920,034	6,752,083

Net loss in equity investments	(1,126,516)	(12,072,175)

Amortization of goodwill	(4,826,542)	(4,827,055)

Financial results generated by assets:
Interest income	4,892,389	5,683,866
Interest income from related parties (Note 5)	31,611	147,188
Recovery of impairment of long-live assets	26,908,070	10,453,967
Loss on exposure to inflation	—	(12,096,767)

Subtotal	31,832,070	4,188,254

Financial results generated by liabilities:
Results from derivative instruments	11,238,451	79,874,409
Interest expense	(28,843,467)	(36,971,244)
Exchange differences, net	(6,817,940)	50,152,823
Interest with related parties (Note 5)	(868,893)	8,910,521
Gain on early redemption of debt	—	6,749,108
Gain on exposure to inflation	—	5,737,266

Subtotal	(25,291,849)	114,452,883

Financial results, net	6,540,221	118,641,137

Other (expense) income, net (Note 4.q.)	(4,800,199)	13,271,869

Income before taxes and minority interest	35,706,998	121,765,859

Income tax	(16,311,318)	(46,755,101)
Minority interest	(558,140)	2,339,847

Net income	18,837,540	77,350,605

The accompanying notes are an integral part of these consolidated financial statements.

Alejandro G. Elsztain
Executive vicepresident
and acting president

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (1)

For the years beginning on July 1, 2003 and 2002

and ended June 30, 2004 and 2003

	30.06.04 (Notes 1 and 3) Ps.	30.06.03 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of years	28,287,319	16,459,222

Cash and cash equivalents as of the end of period	68,296,467	28,287,319

Net increase in cash and cash equivalents	40,009,148	11,828,097

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOW FROM ACTIVITIES
Income for the year	18,837,540	77,350,605
Adjustments to reconcile net income to cash flow from operating activities
• Financial results	(22,953,907)	(137,881,222)
• Depreciation of fixed assets	54,099,081	54,684,401
• Amortization of deferred financing costs	1,875,628	7,599,425
• Amortization of impairment of fixed assets	(1,606,941)	(2,888,218)
• Amortization of impairment of intangible assets	(69,262)	—
• Amortization of intangible assets	1,155,119	4,759,999
• Amortization of goodwill	4,826,542	4,827,055
• Gain from sale of intangible assets	—	(2,097,878)
• Allowance for doubtful accounts	—	11,344,462
• Other accruals	4,776,171	3,600,436
• Tax amnesty for gross sales tax	2,121,888	—
• Provision for contingencies	2,174,327	2,120,862
• Recovery of allowance for doubtful accounts	(1,045,008)	(1,002,545)
• Gain on early redemption of loans	(784,560)	—
• Gain on early redemption of debt	—	(25,192,889)
• Net (gain) loss in credit card trust	(78,336)	972,235
• Net loss in investments companies	1,126,516	12,072,175
• Income tax	16,311,318	46,755,101
• Minority interest	558,140	(2,339,847)
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions
• Increase in accounts receivable	(10,103,933)	(12,941,199)
• Increase in other receivables and prepaid expenses	(4,755,013)	(423,711)
• Increase in intangible assets	(598,651)	(613,624)
• Increase in investments	—	(2,258,618)
• (Increase) decrease in inventory	(21,120)	564,080
• Increase (decrease) in trade accounts payable	11,600,995	(169,228)
• Increase (decrease) in customer advances	10,348,326	(598,675)
• Decrease in taxes payable	(7,043,413)	(6,216,716)
• Increase in salaries and social security payable	1,960,750	2,371,125
• Decrease of provision for contingencies	(105,754)	(3,326,005)
• Decrease in other liabilities	(4,999,828)	(128,185)
• Increase in related parties	187,000	2,859,094
• Increase in accrued interest	538,576	6,130,730

Net cash provided by operating activities	78,332,191	39,933,225

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(20,397,126)	(2,447,987)
• Sale of intangible assets	—	2,097,950
• Acquisition of inventory	(3,808)	(17,672)
• Decrease in investments	2,681,011	—

Net cash used in investing activities	(17,719,923)	(367,709)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of short-term and long-term debt	(10,903,120)	(17,032,063)
• Proceeds from short-term and long-term debt	300,000	67,902,176
• Redemption of debt	—	(78,380,284)
• Financing costs	—	(227,248)
• Payment of dividends	(10,000,000)	—

Net cash used in financing activities	(20,603,120)	(27,737,419)

Net increase in cash and cash equivalents	40,009,148	11,828,097

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these consolidated financial statements.

Alejandro G. Elsztain
Executive vicepresident
and acting president

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued)

For the years beginning on July 1, 2003 and 2002

and ended June 30, 2004 and 2003

	30.06.04 Ps.	30.06.03 Ps.
Additional information
Cash paid during the years for:
– Interest	28,684,283	17,919,674
– Income tax	1,002,190	1,035,969

Non-cash activities
– Liquidation of interest in credit card receivables	209,543	4,426,873
– Conversion of unsecured convertible Notes into ordinary share	2,285,251	484,542
– Increase in customer advances through a decrease in other liabilities	—	2,836,049
– Conversion of balances with related parties into unsecured convertible Notes	—	118,663,132
– Retained interest in credit card receivables	12,513,478	2,057,275
– Increase in fixed assets through a decrease in intangible assets	30,890	112,231
– Increase in inventory through a decrease in fixed assets	15,414,281	—

Alejandro G. Elsztain
Executive vicepresident
and acting president

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements

For the years ended June 30, 2004 and 2003

NOTE 1: PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The Company has consolidated its Balance Sheets at June 30, 2004 and 2003 and the statements of income and cash flow for the years ended June 30, 2004 and 2003 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through to September 30, 2003. At June 30, 2004, however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 1: (Continued)

Comparative information

Comparative balances at June 30, 2003 shown in these consolidated financial statements for comparative purposes result from restating the amounts in the consolidated financial statements at those dates following the guidelines detailed in Note 2.2. to the financial statements.

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of
Company	30.06.04	30.06.03
Emprendimiento Recoleta S.A.	51	51
Tarshop S.A.	80	80
Shopping Neuquén S.A.	94.623	94.623
Inversora del Puerto S.A.	99.9917	99.9917
Alto Research and Development S.A. (formerly Alto Invest S.A.)	100	100
Shopping Alto Palermo S.A.	99.9999	99.9999
Fibesa S.A.	99.9999	99.9999

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A..

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

b.	Investments

b.1.	Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government bonds have been valued at net realizable value in force at year end.

b.2.	Interest in other companies

Includes equity investments in E-Commerce Latina S.A. and Pérez Cuesta S.A.C.I., which have been accounted for under the equity method.

Includes retained interest in transferred credit card receivables and Trust debt securities pursuant to the securitization program of credit card receivables of Tarshop S.A..

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	30.06.04 Ps.	30.06.03 Ps.
Cash in local currency	636,754	606,055
Cash in foreign currency	1,870,807	2,143,526
Banks in local currency	10,489,099	4,776,914
Banks in foreign currency	29,579,918	13,835,199
Saving accounts	1,348,717	1,611,951

	43,925,295	22,973,645

b)	Investments:

	30.06.04 Ps.	30.06.03 Ps.
Current
Mutual funds	24,371,172	5,313,674
Retained interest in transferred credit card receivable (i)	6,676,928	4,719,057
Government bonds (i)	300,294	2,981,305

	31,348,394	13,014,036

(i)	Not considered as cash equivalent for purpose of the statements of cash flow.

c)	Investments, net:

	30.06.04 Ps.	30.06.03 Ps.
Non-current
Retained interest in transferred credit card receivable	12,000,681	2,567,194
Pérez Cuesta S.A.C.I.	5,763,106	5,628,135
E-Commerce Latina S.A.	1,435,039	2,899,210
Trust debt securities	1,410,000	—

	20,608,826	11,094,539

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

d)	Accounts receivable, net:

	30.06.04 Ps.	30.06.03 Ps.
Current
Leases and services and credit card receivable	22,840,587	40,094,813
Debtors under legal proceedings	23,068,116	22,054,254
Checks to be deposited	9,809,994	6,177,030
Pass-through expenses receivable	4,498,199	5,422,451
Notes receivable	457,286	213,808
Mortgage receivable	206,092	305,895
Other	159,978	26,039
Less:
Allowance for doubtful accounts	(34,061,561)	(45,332,888)

Total	26,978,691	28,961,402

Non-current
Credit card receivable	1,833,753	1,235,845
Mortgage receivable	960,616	1,158,850
Less:
Allowance for doubtful accounts	(44,964)	(53,921)

Total	2,749,405	2,340,774

	29,728,096	31,302,176

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

e)	Other receivables and prepaid expenses, net:

	30.06.04 Ps.	30.06.03 Ps.
Current
Interest rate swap receivable	13,572,363	—
Income tax withholdings	1,832,712	51,418
Prepaid services	1,620,580	330,356
Prepaid expenses	1,366,016	284,824
Shareholders receivable	963,388	376,984
Accounts receivable credit card trust	869,635	506,772
Asset tax	581,442	—
Related parties (Note 5)	546,825	1,093,466
Guarantee deposits	449,699	383,179
Other tax credits	398,955	112,200
Prepaid gross sales tax	377,699	247,415
Interest receivable for swap guarantees of interest rates	243,367	306,867
Prepaid property tax	150,139	—
Dividends receivable (Note 5)	75,000	75,000
Other	794,723	1,082,981

Total	23,842,543	4,851,462

Non-Current
Asset tax	32,161,130	25,763,022
Mortgage receivable	2,208,275	2,208,275
Value Added Tax (“VAT”) receivable	550,793	550,381
Prepaid gross sales tax	438,131	318,153
Guarantee deposits	—	655,000
Interest rate swap receivable	—	8,172,241
Income tax	—	31,468
Deferred income tax	—	12,173,390
Other	382,463	17,911
Less:
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)

Total	33,532,517	47,681,566

	57,375,060	52,533,028

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

f)	Inventory, net:

	30.06.04 Ps.	30.06.03 Ps.
Current
Torres de Abasto	555,153	555,153
Resale merchandise	138,107	98,674
Other	87,063	105,374

Total	780,323	759,201

Non-Current
Alcorta Plaza	17,545,000	15,950,000
Torres Rosario	15,414,281	—
Air space Supermercado Coto – Agüero 616	10,442,000	9,080,000

Total	43,401,281	25,030,000

	44,181,604	25,789,201

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4 : (Continued)

g)	Fixed assets, net:

	30.06.04 Ps.	30.06.03 Ps.
Properties:
Shopping Centers:
- Abasto	203,272,793	210,848,296
- Alto Palermo	229,117,302	247,477,956
- Alto Avellaneda	107,333,347	105,133,444
- Paseo Alcorta	69,003,018	72,689,577
- Patio Bullrich	121,070,913	127,554,349
- Alto NOA	29,588,587	23,810,474
- Buenos Aires Design	23,380,572	25,840,064
- Neuquén	8,138,294	6,694,513
Caballito plots of land	8,821,673	8,821,673
Rosario plots of land	25,686,165	41,100,446
Other properties	11,074,089	10,742,882
Leasehold improvements	1,117,959	425,572
Facilities	1,429,234	2,170,834
Furniture and fixture	1,806,852	1,959,384
Computer equipment	2,213,910	2,512,778
Software	759,903	1,244,161
Work in progress:
- Caballito	20,895,772	17,178,328
- Rosario	21,048,630	10,400,195
- Neuquén	1,844,421	1,844,421
- Patio Bullrich	607,471	248,417
- Suppliers advances-Rosario	6,929,337	—

Total	895,140,242	918,697,764

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

h)	Intangible assets, net:

	30.06.04 Ps.	30.06.03 Ps.
Pre-operating expenses	1,661,449	1,526,875
Trademarks	252,498	267,137
Expenses related to securitization of receivables	4,582	334,565
Torres de Abasto advertising expenses	—	38,755
Tenant list Patio Bullrich	—	235,294

Total	1,918,529	2,402,626

i)	Goodwill, net:

	30.06.04 Ps.	30.06.03 Ps.
- Fibesa S.A.	12,730,214	14,851,803
- Ex Alto Palermo S.A.	8,004,239	10,466,951
- Tarshop S.A.	243,022	305,993
- Inversha S.A.	470,569	583,822
- Pentigrás S.A.	255,424	321,441

Total	21,703,468	26,530,010

j)	Trade accounts payable:

	30.06.04 Ps.	30.06.03 Ps.
Current
Suppliers	26,949,435	16,130,519
Accruals	3,866,561	2,384,358
Imports payable	1,008,361	963,817

Total	31,824,357	19,478,694

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

	30.06.04 Ps.	30.06.03 Ps.
Non-current
Imports payable	2,864,961	3,609,629

Total	2,864,961	3,609,629

	34,689,318	23,088,323

k)	Short-term and long-term debt:

	30.06.04 Ps.	30.06.03 Ps.
Current
- Banks
Industrial de Azul Bank loan	1,000,000	700,000
Reference stabilization index (“CER”)	—	1,329,335
Scotiabank loan	—	3,000,000
HSBC Bank loan	—	272,245
Other loans	—	158,742
Accrued interest	7,397	523,448

Subtotal	1,007,397	5,983,770

- Financial
Notes	49,621,000	—
Senior Notes	26,220,250	4,801,335
Accrued interest for Notes, Senior Notes and unsecured convertible Notes	8,676,455	8,497,521
Unaccrued deferred financing costs	(1,276,417)	(1,873,143)
Other loans	5,516,100	1,755,272
Seller financing	5,115,175	4,900,195
Accrued interest for Seller financing	665,990	591,036
Mortgage loans	41,792	43,294

Subtotal	94,580,345	18,715,510

Total	95,587,742	24,699,280

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

	30.06.04 Ps.	30.06.03 Ps.
Non current
- Financial
Unsecured convertible Notes	145,135,483	139,561,845
Notes	—	49,621,000
Senior Notes	—	25,206,998
Unaccrued deferred financing costs	(70,608)	(1,349,510)
Other loans	—	5,098,500

Subtotal	145,064,875	218,138,833

Total	145,064,875	218,138,833

	240,652,617	242,838,113

l)	Salaries and social security payable:

	30.06.04 Ps.	30.06.03 Ps.
Provision for vacation and bonuses	3,344,538	2,605,921
Social security payable	946,417	651,521
Salaries payable	778,445	360,886
Other	674,376	164,698

	5,743,776	3,783,026

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

m)	Taxes payable:

	30.06.04 Ps.	30.06.03 Ps.
Current
Asset tax payable, net	2,350,850	2,117,320
VAT payable, net	1,793,323	2,069,899
Other tax withholdings	1,016,696	575,858
Income tax, net	998,313	263,697
Gross sales tax provision	647,299	461,569
Gross sales tax withholdings	220,037	261,305
Tax amnesty for gross sales tax payable	138,892	—
Other taxes	13,740	28,359
Property tax provision	—	34,211

Total	7,179,150	5,812,218

Non current
Tax amnesty for gross sales tax payable	1,982,996	—
Deferred income tax	1,934,751	—

Total	3,917,747	—

	11,096,897	5,812,218

n)	Customer advances:

	30.06.04 Ps.	30.06.03 Ps.
Current
Admission rights	11,495,390	7,442,488
Lease advances	7,789,084	3,713,828
Guarantee deposits	47,802	55,802

Total	19,332,276	11,212,118

Non-current
Admission rights	17,443,691	14,044,014
Lease advances	10,046,226	11,198,147
Guarantee deposits	56,376	75,964

Total	27,546,293	25,318,125

	46,878,569	36,530,243

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

o)	Other liabilities:

	30.06.04 Ps.	30.06.03 Ps.
Current
Accrual for directors fees, net	2,537,479	3,164,123
Donations payable	2,460,000	1,558,305
Contributed leasehold improvements	212,220	212,220
Other	429,097	715,294

Total	5,638,796	5,649,942

Non-current
Contributed leasehold improvements	689,691	901,924
Directors’ guarantee deposits	12,000	12,000

Total	701,691	913,924

	6,340,209	6,563,866

p)	Provisions:

	30.06.04 Ps.	30.06.03 Ps.
Provision for contingencies	5,995,698	3,927,125

	5,995,698	3,927,125

q)	Other (expense) income, net:

	30.06.04 Ps.	30.06.03 Ps.
Recovery of allowance for doubtful accounts	1,045,008	—
Gain on early redemption of loans	784,560	—
Donations	(2,384,893)	(1,944,025)
Provision for contingencies, net	(2,174,327)	(2,120,862)
Tax amnesty for gross sales tax	(2,132,910)	—
Gain from sale of intangible assets	—	2,097,878
Gain on early redemption of debt	—	13,029,776
Other	62,363	2,209,102

Total	(4,800,199)	13,271,869

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

5. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the years ended		Balance receivable (payable) as of
			30.06.2004 Ps.	30.06.2003 Ps.	30.06.2004 Ps.	30.06.2003 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	104,121	121,869
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income	—	114,941	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences	(599,793)	5,924,880	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(5,393,996)	(4,585,754)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(4,135,725)	(3,914,817)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(91,487,245)	(86,600,503)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences	(13,958,127)	16,710,264	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Income	59,319	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	(122,826)	(72,627)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	680,049
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(14,505)	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income	10,227	32,247	—	—
Dalor S.A.	Shareholder of Tarshop S.A., a majority-owned subsidiary of the Company	Current payable with related parties	—	—	(160,793)	(172,661)
Dolphin Fund Limited	Related	Other current receivables and prepaid expenses	—	—	4,898	—
Dolphin Fund Limited	Related	Current payable with related parties	—	—	—	(184,503)
Goldman Sachs and Co.	Shareholder	Current payable with related parties	—	—	(6,512)	(6,512)
Goldman Sachs and Co.	Shareholder	Short-term debt	—	—	(409,370)	(387,504)
Goldman Sachs and Co.	Shareholder	Long-term debt	—	—	(9,055,769)	(8,572,060)
Goldman Sachs and Co.	Shareholder	Interest and exchange differences	(1,381,631)	1,654,048	—	—
Parque Arauco S.A.	Shareholder	Interest and exchange differences	(269,100)	2,985,641	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(2,424,070)	(2,154,970)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(1,998,936)	(1,892,164)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(44,218,882)	(41,856,954)
Parque Arauco S.A.	Shareholder	Interest and exchange differences	(6,746,435)	8,076,636	—	—
Pérez Cuesta S.A.C.I.	Equity investee	Dividends receivable	—	—	75,000	75,000
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	16,986	16,566
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	59,250	58,417
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(175,721)	(79,198)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	175,133	216,565
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Current payable with related parties	—	—	(87,359)	(261,383)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Interest income	21,384	—	—	—
Llao-Llao S.A.	Related	Other current receivables and prepaid expenses	—	—	24,632	—
Llao-Llao S.A.	Related	Current payable with related parties	—	—	(6,000)	—
Red alternativa S.A.	Related	Other current receivables and prepaid expenses	—	—	1,210	—
Nuevas Fronteras S.A.	Related	Current payable with related parties	—	—	(4,239)	—
Directors	Directors	Other current liabilities	—	—	(2,537,479)	(3,164,123)
Directors	Directors	Directors fees	(4,300,763)	(4,133,108)	—	—
Directors and management	Directors and management	Other current receivables and prepaid expenses	—	—	160	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(159,524)	—
Loans to personnel	Personnel	Other current receivables and prepaid expenses	—	—	160,435	—
Directors	Directors	Short-term debt	—	—	(11,138)	(10,543)
Directors	Directors	Long-term debt	—	—	(246,390)	(233,229)
Directors	Directors	Interest and exchange differences	(37,591)	45,003	—	—

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 6: SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 30.06.04 Ps.	Total as of 30.06.03 Ps.
Sales	113,437,829	30,034,394	64,153	143,536,376	(286,330)	143,250,046	114,215,423

Costs	(60,004,671)	(13,821,151)	(28,440)	(73,854,262)	1,856,090	(71,998,172)	(67,574,867)

Total gross profit as of 30.06.04	53,433,158	16,213,243	35,713	69,682,114	1,569,760	71,251,874	—

Total gross profit (loss) as of 30.06.03	30,710,301	14,389,826	(346,253)	44,753,874	1,886,682	—	46,640,556

Selling expenses	(6,464,364)	(4,514,727)	(126,507)	(11,105,598)	233,751	(10,871,847)	(17,593,537)

Administrative expenses	(12,505,361)	(8,185,224)	(30,349)	(20,720,934)	—	(20,720,934)	(18,227,482)

Net income (loss) in credit card trust	—	260,941	—	260,941	—	260,941	(4,077,136)

Torres de Abasto unit contracts’ rescissions	—	—	—	—	—	—	9,682

Operating income (expense) as of 30.06.04	34,463,433	3,774,233	(121,143)	38,116,523	1,803,511	39,920,034	—

Operating income (expense) as of 30.06.03	11,137,511	(5,820,402)	(451,708)	4,865,401	1,886,682	—	6,752,083

Net income (loss) in equity investments	337,656	—	(1,464,172)	(1,126,516)	—	(1,126,516)	(12,072,175)

Amortization of goodwill	(4,584,275)	(242,267)	—	(4,826,542)	—	(4,826,542)	(4,827,055)

Financial results, net	4,850,232	172,888	3,086,861	8,109,981	(1,569,760)	6,540,221	118,641,137

Other (expense) income, net	(3,225,436)	792,666	(2,133,678)	(4,566,448)	(233,751)	(4,800,199)	13,271,869

Income (loss) before taxes and minority interest as of 30.06.04	31,841,610	4,497,520	(632,132)	35,706,998	—	35,706,998	—

Income (loss) before taxes and minority interest as of 30.06.03	128,726,086	(5,494,417)	(1,465,810)	121,765,859	—	—	121,765,859

Income tax	(14,389,040)	(1,927,565)	5,287	(16,311,318)	—	(16,311,318)	(46,755,101)
Minority interest	4,304	(562,444)	—	(558,140)	—	(558,140)	2,339,847

Net income (loss) as of 30.06.04	17,456,874	2,007,511	(626,845)	18,837,540	—	18,837,540	—

Net income (loss) as of 30.06.03	81,403,088	(3,692,321)	(360,162)	77,350,605	—	—	77,350,605

Depreciation and amortization as of 30.06.04	55,950,466	2,245,179	57,029	58,252,674	—	58,252,674	—

Depreciation and amortization as of 30.06.03	55,945,622	5,135,362	302,253	61,383,237	—	—	61,383,237

Additions of fixed assets as of 30.06.04	19,335,091	1,062,035	—	20,397,126	—	20,397,126	—

Additions of fixed assets as of 30.06.03	2,175,845	243,536	28,606	2,447,987	—	—	2,447,987

Non-current investments as of 30.06.04	5,763,106	13,410,681	1,435,039	20,608,826	—	20,608,826	—

Non-current investments as of 30.06.03	5,628,135	2,567,194	2,899,210	11,094,539	—	—	11,094,539

Operating assets as of 30.06.04	860,199,739	14,427,482	46,833,910	921,461,131	—	921,461,131	—

Operating assets as of 30.06.03	870,859,020	20,788,426	3,122,850	894,770,296	—	—	894,770,296

Non operating assets as of 30.06.04	196,610,699	26,207,486	1,650,198	224,468,383	—	224,468,383	—

Non operating assets as of 30.06.03	181,968,662	13,816,991	25,829,929	221,615,582	(12,048,853)	—	209,566,729

Total assets as of 30.06.04	1,056,810,438	40,634,968	48,484,108	1,145,929,514	—	1,145,929,514	—

Total assets as of 30.06.03	1,052,827,682	34,605,417	28,952,779	1,116,385,878	(12,048,853)	—	1,104,337,025

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others. The latter comprises Sales and development properties and E-commerce activities.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by its majority-owned subsidiary, Tarshop.

•	Others

-Sales and development properties: this segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

-E-commerce activities: this segment includes the results of E-commerce Latina S.A., a company obtaining revenue from sales of on-line products which are allocated in the line “Net income (loss) in equity investments” in the Statements of income.

Also included is income from Alto Research and Development S.A. (formerly Alto Invest S.A.) that is engaged in the creation, updating and exploitation of information services and corporate, commercial and economic training services.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 7: RESTRICTED ASSETS

a)	At June 30, 2004, Shopping Neuquén S.A. included Ps. 41,792 from a mortgage on the land purchased for Ps. 3.3 million within the short-term debt caption.

b)	On January 18, 2001 Shopping Alto Palermo S.A. issued Senior Notes that will be guaranteed through the trust transfer in favor of the holders of 100% of the Company’s shares.

NOTE 8: TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors.

To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. Under these programs, the Company acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 108.3 million of its customer credit card receivable balances (historical values) to Trusts. Under the securitization programs, the Trusts issued Ps. 16.1 million nominal value (historical values) subordinated CPs, Ps. 33.1 million 9% fixed-rate interest TDFs, Ps. 11.1 million 10% fixed-rate interest TDFs, Ps. 4.1 million 13% fixed-rate interest, Ps. 11 million 14% fixed-rate interest TDFs, Ps. 0.9 million 15% fixed-rate interest TDFs, Ps. 20.0 million (historical values) 18% fixed-rate interest TDFs, and Ps. 11.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina, except for Ps. 1.4 million, which were acquired by Tarshop S.A.. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.8 million.

ALTO PALERMO S.A. (APSA)

Financial Statements

For the years

ended as of June 30, 2004 and 2003

ALTO PALERMO S.A. (APSA)

Balance Sheets as of June 30, 2004 and 2003

	30.06.04 (Notes 1 and 2) Ps.	30.06.03 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)	24,234,399	15,804,445
Investments (Schedules D and I)	9,659,185	1,961,435
Accounts receivable, net (Note 3.b and Schedule I)	10,476,969	8,466,375
Other receivables and prepaid expenses (Note 3.c and Schedules G and I)	32,904,323	18,212,973
Inventory (Note 3.d and Schedule F)	703,616	660,527

Total Current Assets	77,978,492	45,105,755

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	960,616	1,158,850
Other receivables and prepaid expenses, net (Note 3.c and Schedules G and I)	24,400,525	27,523,926
Inventory, net (Note 3.d and Schedule F)	44,424,286	26,053,005
Fixed assets, net (Schedule A)	630,364,646	633,971,072
Investments, net (Schedule C)	296,386,995	302,376,383
Intangible assets, net (Schedule B)	806,810	519,285

Total Non-Current Assets	997,343,878	991,602,521

Total Assets	1,075,322,370	1,036,708,276

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedules G and I)	10,016,270	7,803,673
Short-term debt (Note 3.f and Schedules G and I)	73,159,184	12,854,499
Salaries and social security payable (Note 3.g and Schedule I)	3,020,093	2,354,287
Taxes payable (Note 3.h and Schedule I)	3,600,412	3,319,387
Customer advances (Note 3.i and Schedule I)	13,282,565	7,982,348
Related parties (Note 5 and Schedule I)	9,994,647	9,831,717
Other liabilities (Note 3.j and Schedule I)	4,051,657	4,398,554

Total Current Liabilities	117,124,828	48,544,465

NON-CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedules G and I)	2,864,961	3,609,629
Long-term debt (Note 3.f and Schedules G and I)	145,064,875	198,060,464
Taxes payable (Note 3.h and Schedule I)	9,299,994	—
Customer advances (Note 3.i and Schedule I)	23,896,625	22,401,762
Other liabilities (Note 3.j and Schedule I)	701,691	913,924

Total debts	181,828,146	224,985,779

Provisions (Note 3.k and Schedule E)	5,995,698	3,927,125

Total Non-Current Liabilities	187,823,844	228,912,904

Total Liabilities	304,948,672	277,457,369

SHAREHOLDERS’ EQUITY	770,373,698	759,250,907

Total Liabilities and Shareholders’ Equity	1,075,322,370	1,036,708,276

The accompanying notes and schedules are an integral part of these financial statements.

Alejandro G. Elsztain
Executive vicepresident
and acting president

ALTO PALERMO S.A. (APSA)

Statements of Income

For the years beginning on July 1, 2003 and 2002

and ended June 30, 2004 and 2003

	30.06.04 (Notes 1 and 2) Ps.	30.06.03 (Notes 1 and 2) Ps.
Sales:
Leases and services	73,144,685	58,181,908
Sales and development properties	—	462,020

Total sales	73,144,685	58,643,928

Costs:
Leases and services (Schedule F)	(35,434,682)	(34,037,039)
Sales and development properties (Schedule F)	—	(699,141)

Total costs	(35,434,682)	(34,736,180)

Gross profit (loss):
Leases and services	37,710,003	24,144,869
Sales and development properties	—	(237,121)

Total gross profit	37,710,003	23,907,748

Selling expenses (Schedule H)	(2,865,266)	(4,870,223)
Administrative expenses (Schedule H)	(8,599,144)	(9,788,166)
Torres de Abasto unit contracts’ rescissions	—	9,682

	(11,464,410)	(14,648,707)

Operating income	26,245,593	9,259,041

Net loss in equity investments (Note 6)	(2,948,074)	(18,455,334)

Financial results generated by assets:
Interest income from related parties (Note 5)	1,681,499	2,033,871
Interest income	3,296,820	4,066,673
Recovery of impairment of long-live assets	25,464,289	10,453,967
Loss on exposure to inflation	—	(9,287,376)

Subtotal	30,442,608	7,267,135

Financial results generated by liabilities:
Exchange differences, net	(7,136,198)	50,359,175
Results from derivative instruments	11,238,451	79,874,409
Interest with related parties (Note 5)	(1,192,666)	8,713,124
Gain on exposure to inflation	—	50,292
Gain on early redemption of debt	—	3,217,435
Interest expense	(24,698,794)	(23,653,776)

Subtotal	(21,789,207)	118,560,659

Financial results, net	8,653,401	125,827,794

Other (expense) income, net (Note 3.l)	(5,417,918)	6,780,140

Income before taxes	26,533,002	123,411,641

Income tax (Note 11)	(7,695,462)	(46,061,036)

Net income	18,837,540	77,350,605

Net basic earnings per share (Note 10)	0.0263	0.1103

Net diluted earnings per share (Note 10)	0.0153	0.0295

The accompanying notes and schedules are an integral part of these financial statements.

Alejandro G. Elsztain
Executive vicepresident
and acting president

ALTO PALERMO S.A. (APSA)

Statements of Changes in Shareholders’ Equity

For the years beginning on July 1, 2003 and 2002

and ended June 30, 2004 and 2003

	Shareholders’ contributions
Items	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.	Appraisal revaluation Ps.	Legal reserve (Note 14) Ps.	Accumulated retained earnings Ps.	Total as of June 30, 2004 Ps.	Total as of June 30, 2003 Ps.
Balances as of beginning of the years	70,482,974	84,620,909	522,805,043	677,908,926	3,952,571	4,401,179	72,988,231	759,250,907	681,415,760

Issuance of common stock	2,285,251	—	—	2,285,251	—	—	—	2,285,251	484,542
Cash dividends approved by Ordinary Shareholders’ Meeting held on October 31, 2003	—	—	—	—	—	—	(10,000,000)	(10,000,000)	—
Increase in legal reserve approved by Ordinary Shareholders’ Meeting held on October 31, 2003	—	—	—	—	—	3,649,412	(3,649,412)	—	—

Net income for the years	—	—	—	—	—	—	18,837,540	18,837,540	77,350,605

Balances as of June 30, 2004	72,768,225	84,620,909	522,805,043	680,194,177	3,952,571	8,050,591	78,176,359	770,373,698	—

Balances as of June 30, 2003	70,482,974	84,620,909	522,805,043	677,908,926	3,952,571	4,401,179	72,988,231	—	759,250,907

The accompanying notes and schedules are an integral part of these financial statements.

Alejandro G. Elsztain
Executive vicepresident
and acting president

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (1)

For the years beginning on July 1, 2003 and 2002

and ended June 30, 2004 and 2003

	30.06.04 (Notes 1 and 2) Ps.	30.06.03 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalent at the beginning of the years	17,765,880	3,655,239

Cash and cash equivalent at the end of the years	33,893,584	17,765,880

Net increase in cash and cash equivalents	16,127,704	14,110,641

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Income for the years	18,837,540	77,350,605
Adjustments to reconcile net income to cash flow from operating activities:
• Financial results	(22,823,976)	(136,790,059)
• Amortization of deferred financing costs	805,712	1,666,026
• Amortization of impairment of fixed assets	(1,606,941)	(2,888,218)
• Amortization of impairment of intangible assets	(69,262)	—
• Depreciation of fixed assets	31,020,356	31,071,259
• Amortization of intangible assets	383,496	1,073,817
• Gain from sale of intangible assets	—	(2,097,878)
• Provision for contingencies	2,174,327	2,147,844
• Gain on early redemption of debt	—	(10,401,905)
• Recovery of allowance for doubtful accounts	(593,111)	—
• Allowance for doubtful accounts	—	2,454,200
• Net loss in equity investments	2,948,074	18,455,334
• Other accruals	3,416,171	3,493,305
• Tax amnesty for gross sales tax	2,121,888	—
• Income tax	7,695,462	46,061,036
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
• (Increase) decrease in accounts receivable	(1,219,249)	1,531,905
• Increase in other receivables and prepaid expenses	(3,043,580)	(3,178,634)
• Increase in intangible assets	(598,651)	(196,438)
• (Increase) decrease in inventory	(43,089)	663,175
• Increase (decrease) in trade accounts payable	1,467,929	(3,683,934)
• Increase (decrease) in customer advances	6,795,080	(3,354,601)
• Increase in salaries and social security payable	665,806	1,636,617
• Decrease in taxes payable	(4,525,835)	(4,732,553)
• Decrease in other liabilities	(3,975,301)	(1,866)
• Decrease in provisions	(105,754)	(3,325,745)
• Increase in related parties	352,664	3,008,788
• Increase in accrued interest	665,919	5,674,380

Net cash provided by operating activities	40,745,675	25,636,460

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(18,713,278)	(1,769,178)
• Acquisition of inventory	(3,808)	(17,672)
• Increase in investments	(128,958)	(43,626,916)
• Collection of loans granted to related parties	1,500,000	—
• Sale of intangible assets	—	2,097,950

Net cash used in investing activities	(17,346,044)	(43,315,816)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from loans	—	73,693,219
• Proceeds from loans granted by related parties	2,728,073	—
• Payment of short-term and long-term debt	—	(7,859,558)
• Financing costs	—	(227,248)
• Redemption of debt	—	(33,816,416)
• Payment of dividends	(10,000,000)	—

Net cash (used in) provided by financing activities	(7,271,927)	31,789,997

Net increase in cash and cash equivalents	16,127,704	14,110,641

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these financial statements.

Alejandro G. Elsztain
Executive vicepresident
and acting president

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (Continued)

For the years beginning on July 1, 2003 and 2002

and ended June 30, 2004 and 2003

	30.06.04 Ps.	30.06.03 Ps.
Additional information

Cash paid during the years for:
– Interest	22,801,999	14,361,882
– Income tax	—	—

Non-cash activities
– Conversion of unsecured convertible Notes into ordinary shares	2,285,251	484,542
– Dividends declared pending collection	590,975	—
– Receivable from sale of shares of Alto Research and Development S.A. (formerly Alto Invest S.A.)	192,136	—
– Increase in fixed assets through a decrease in intangible assets	30,890	112,231
– Offsetting of related parties debts and credits	3,254,960	—
– Increase in customer advances through a decrease in other liabilities	—	2,836,049
– Conversion of balances with related parties into unsecured convertible Notes	—	118,663,132
– Irrevocable contributions in related parties through a decrease in other non-current receivables with related parties	—	16,521,108
– Increase in inventory through a decrease in fixed assets	15,414,281	—

Alejandro G. Elsztain
Executive vicepresident
and acting president

ALTO PALERMO S.A. (APSA)

Notes to the financial statements

For the years

ended June 30, 2004 and 2003

(expressed in Argentine Pesos)

NOTE 1: PREPARATION OF FINANCIAL STATEMENTS

a)	Basis of presentation

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.	Technical Resolutions

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Resolution No. 16 “Conceptual framework for professional accounting standards”, No. 17: “Professional accounting standards: development of some general application issues”, No. 18: “Professional accounting standards: development of some particular application issues”, No. 19: “Amendments to Technical Resolutions Nos. 4, 5, 6, 8, 9, 11 and 14” and No. 20: “Derivatives and hedging transactions” through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that those Technical Resolutions and amendments to them will come into force for fiscal years commencing as from July 1, 2002, except for Technical Resolution No. 20, whose effective date tallies with the financial years commencing January 1, 2003.

The National Securities Commission, through Resolution 434/03, has adopted the Technical Resolutions referred to with certain exceptions and modifications, which shall apply to the financial years commencing on January 1, 2003.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2: (Continued)

Furthermore, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncement No. 21 “Proportional equity value consolidation of financial statements - information to be disclosed referred to related parties” through MD Resolution No. 5/2003. The mentioned Technical Pronouncement and amendments thereto took effect for years commenced as from April 1, 2003. Furthermore the National Securities Commission has adopted that regulation, incorporating certain changes to it and establishing that it is applicable to years commenced as from April 1, 2004, admitting advance application.

2.	Recognition of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, wich establish that the financial statements must be restated through to September 30, 2003. At June 30, 2004, however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

3.	Comparative information

Comparative balances at June 30, 2003 shown in these financial statements for comparative purposes result from restating the amounts in the financial statements at those dates following the guidelines detailed in Note 2.2.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2: (Continued)

4.	Use of estimates

The preparation of these financial statements requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

5.	Revenue recognition

5.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2: (Continued)

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers´ operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

In September 2000, the Company completed the acquisition of the 99.99% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

5.2.	Sales and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2: (Continued)

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e. the estimated costs of completion) in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

5.3.	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica de Argentina S.A.. E-commerce Latina S.A. owns Altocity.Com.S.A. The main sources of revenue of this company are sales of own products and commissions from sales on consignment, monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com S.A. under the equity method of accounting.

For the years ended June 30, 2004 and 2003, revenues from Altocity.Com S.A. totaled Ps. 1.7 million and Ps. 0.7 million and had a net loss of Ps. 2.1 million and Ps. 6.6 million, respectively.

5.4.	Corporate, commercial and economic information and training services

The Company holds 89.2747% of the shares of Alto Research and Development S.A. (formerly Alto Invest S.A.). This Company originally provided information services and performed on-line and off-line transactions on the financial market. On May 31, 2001, the web page ceased to provide those services and to maintain off-line operations, as economies of scale were insufficient. During the current year, the Shareholders’ Meeting of Alto Research and Development S.A. (formerly Alto Invest S.A.) resolved to widen the corporate purpose of the Company. Within its new activities, the Company has begun to provide corporate, commercial and economic training services in general, with special emphasis on the shopping mall environment.

These services have been provided since April 2004 through various media, such as: courses, congresses, seminar and other methods of broadcasting.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2: (Continued)

6.	Investments

6.1.	Current investments

Mutual funds have been valued at quotation value in force at year end.

See the breakdown of current investments in Schedule D.

6.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. See the breakdown of non-current investments in Schedule C.

The value thus obtained, net of allowances, does not exceed the respective estimated recoverable value at the end of the year.

The consolidated financial statements for the year ended June 30, 2004 of Alto Palermo S.A. and its subsidiaries, Emprendimiento Recoleta S.A., Tarshop S.A., Shopping Neuquén S.A., Inversora del Puerto S.A., Alto Research and Development S.A. (formerly Alto Invest S.A.), Fibesa S.A. and Shopping Alto Palermo S.A. are presented.

7.	Inventory

Real estate acquired for development and further sale is classified as real estate for sale.

Inventories have been valued at their acquisition cost, adjusted for inflation at the end of the year, as defined in Note 2.2.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/sales contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.5.2. has been valued at its acquisition cost, adjusted for inflation at the end of the year.

The net carrying value of properties for sale, in the aggregate, does not exceed their estimated recoverable value.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2: (Continued)

The Company anticipates the construction of an office-building complex on the land located near Paseo Alcorta Shopping Center denominated “Alcorta Plaza” and a housing-building complex on the land located near Rosario Shopping Center.

8.	Fixed assets

Properties purchased for rental purposes are classified as fixed assets.

Fixed assets have been valued at cost, adjusted for inflation at the end of the year, as defined in Note 2.2., less accumulated depreciation.

Furthermore, there are a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity.

This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition, apportioned to the months elapsed until the closing of the year.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value.

9.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation at the end of the year, as defined in Note 2.2., net of accumulated amortization at year end. See the breakdown of intangible assets in Schedule B.

9.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2: (Continued)

9.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

9.3.	Advertising expenses

Advertising expenses relate to the Torres Abasto project and the opening of Abasto Shopping. The expenses incurred in relation to Torres Abasto project are recognized in the statements of income as determined under the percentage- of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

9.4.	Investment projects

Investment projects represent expenses incurred by the Company in projects connected with sales made through mass media which are amortized under the straight-line method as from the start-up of the project. These expenses are written off upon abandonment or disposal of project.

9.5.	Tenant list - Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall which is stated at cost adjusted for inflation at the end of the year, as described in Note 2.2. and is amortized using the straight-line method over a five years period.

Intangible assets include advertising expenses that cannot be capitalized in accordance with current accounting standards, which were amortized in the current year as a result of the application of the transition rules mentioned in Note 2.1.

The net carrying value of the intangible assets, does not exceed its estimated recoverable value at the end of the year.

10.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated into period-end currency following the guidelines mentioned in Note 2.2., being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A.

The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments. Set forth Schedule C.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2: (Continued)

Amortization is shown in Note 6 and in “Net loss in equity investments” in the Statements of Income.

11.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

12.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at year end.

13.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

14.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the rate estimated at that time.

15.	Other receivables and liabilities

- Asset tax was valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

- As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the financial statements.

- The remaining sundry receivables and payables were valued based on the best estimate of the nominal value of the amount receivable and payable, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2: (Continued)

16.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

17.	Allowances and provisions

- For doubtful accounts and doubtful mortgage receivable: set up based on an individual analysis for recoverability of the loan portfolio. Increases or decreases for the year are shown in Schedule E.

- For impairment of inventories, fixed assets, intangible assets and non-current investments in other companies: the Company has estimated the recovery values of its shopping centers at June 30, 2004 and 2003 on the basis of their economic use, determined by future discounted cash flow projections and considering the carrying value of the property in the last year. Furthermore, in the case of land reserves and inventories, values for comparable properties have been used.

Based on those estimates, the Company has reversed or recognized impairment losses as detailed in Schedule E to these financial statements.

- For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

Increases or decreases for the year are shown in Schedule E.

At the date of issue of these financial statements, management understands that there are no elements to foresee potential contingencies having a negative impact on these financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2: (Continued)

18.	Hedging instruments

From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. For details on the Company’s derivative instruments activity, see Note 9.

-	Interest rate swaps

Interest rate swaps are used to effectively hedge certain interest rate exposures. Liabilities generated by the interest rate swap have been valued at estimated settlement cost.

Differences generated by application of the mentioned criteria to assets and liabilities under swaps for derivatives were recognized in the results for the year.

19.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issue of these financial statements.

20.	Asset tax provision

The Company calculates asset tax provision by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized asset tax provision paid in previous years as a credit as the Company estimates that it will be computable as payment on account of income tax in future years.

21.	Shareholders’ equity

Initial balances and movements in shareholders’ equity accounts are shown in currency of the month to which they correspond, and were restated as mentioned in Note 2.2.

The balance of the “Appraisal revaluation” corresponds to the greater value of fixed assets generated by computation of the technical appraisal mentioned in Note 2.8.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2: (Continued)

22.	Results for the year

Statements of Income accounts are shown in currency of the month to which they correspond, restated as mentioned in Note 2.2., except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets.

Significant implicit financial components included in profit and loss accounts have been duly segregated.

23.	Advertising expenses

The Company generally recognizes advertising and promotion expenses as incurred, except for those incurred in the sale of real estate projects. For further detail see Note 2.9.. Advertising and promotion expenses amounted to Ps. 17,917 and Ps. 77,708 during the years ended June 30, 2004 and 2003, respectively.

24.	Retirement plans

The Company does not maintain any retirement plan. Argentine laws establish the payment of retirement benefits to retirees under government retirement plans and private pension fund administrators chosen by employees to make their contributions.

The Company does not sponsor employee stock ownership plans.

25.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	30.06.04 Ps.	30.06.03 Ps.
Cash in local currency	126,140	247,912
Cash in foreign currency (Schedule G)	672,315	1,838,409
Banks in local currency	2,674,654	1,945,155
Banks in foreign currency (Schedule G)	20,731,280	10,943,253
Saving accounts	30,010	829,716

	24,234,399	15,804,445

b)	Accounts receivable, net:

	30.06.04 Ps.	30.06.03 Ps.
Current
Leases and services receivable	6,037,786	12,897,894
Checks to be deposited	6,250,373	3,921,239
Debtors under legal proceedings	18,506,100	18,027,063
Pass-through expenses receivable	2,166,399	3,718,272
Notes receivable	443,886	164,373
Mortgage receivable	206,092	305,895
Credit card receivable	276	5,592
Less:
Allowance for doubtful accounts (Schedule E)	(23,133,943)	(30,573,953)

Total	10,476,969	8,466,375

Non-current
Mortgage receivable	960,616	1,158,850

Total	960,616	1,158,850

	11,437,585	9,625,225

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3: (Continued)

c)	Other receivables and prepaid expenses, net:

	30.06.04 Ps.	30.06.03 Ps.
Current
Interest rate swap receivable (ii) (Schedule G)	13,572,363	—
Related parties (Note 5)	11,064,094	15,381,785
Income tax withholdings	1,823,627	—
Prepaid services	1,347,924	330,356
Prepaid expenses	1,183,076	127,164
Dividends receivable (Note 5)	1,017,437	426,461
Shareholders’ receivable	963,388	376,984
Guarantee deposits (i)	341,943	307,123
Other tax credits	297,920	35,030
Prepaid gross sales tax	262,914	176,765
Interest receivable for swap guarantees of interest rates (Schedule G)	243,367	306,867
Prepaid property tax	150,139	—
Other	636,131	744,438

Total	32,904,323	18,212,973

(i)	Includes founds which are restricted (see Note 7.a.)

Non-current
Asset tax credits	24,052,451	19,003,786
Mortgage receivable	2,208,275	2,208,275
Prepaid gross sales tax	329,443	231,539
Interest rate swap receivable (ii) (Schedule G)	—	8,172,241
Deferred income tax	—	67,040
Income tax	—	31,468
Other	18,631	17,852
Less:
Allowance for doubtful mortgage receivable (Schedule E)	(2,208,275)	(2,208,275)

Total	24,400,525	27,523,926

	57,304,848	45,736,899

(ii)	Corresponds to: 1) US$ 50 million for guarantees granted to Morgan Guaranty Trust Company of New York and 2) US$ 45.41 million arising from the Swap agreement estimated settlement cost (See Note 7.c) and 9).

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3: (Continued)

d)	Inventory, net:

	30.06.04 Ps.	30.06.03 Ps.
Current
Torres de Abasto	555,153	555,153
Resale merchandise	61,400	—
Other	87,063	105,374

Total	703,616	660,527

Non-current
Alcorta Plaza	18,568,005	16,973,005
Torres Rosario	15,414,281	—
Air space Supermercado Coto - Agüero 616	10,442,000	9,080,000

Total	44,424,286	26,053,005

	45,127,902	26,713,532

e)	Trade accounts payable:

	30.06.04 Ps.	30.06.03 Ps.
Current
Suppliers	5,967,876	4,936,795
Accruals	3,040,033	1,903,061
Imports payable (Schedule G)	1,008,361	963,817

Total	10,016,270	7,803,673

Non-current
Imports payable (Schedule G)	2,864,961	3,609,629

Total	2,864,961	3,609,629

	12,881,231	11,413,302

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3: (Continued)

f)	Short-term and long-term debt:

	30.06.04 Ps.	30.06.03 Ps.
Short-term debt
Seller financing (i)	5,115,175	4,900,195
Accrued interest for seller financing (i)	665,990	591,036
Notes and Senior Notes (ii)	59,609,666	—
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (ii) (Schedule G)	8,420,308	8,166,496
Unaccrued deferred financing costs (iii)	(651,955)	(803,228)

Total	73,159,184	12,854,499

Long-term debt
Notes, Senior Notes and unsecured convertible Notes (ii) (Schedule G)	145,135,483	198,785,511
Unaccrued deferred financing costs (iii)	(70,608)	(725,047)

Total	145,064,875	198,060,464

	218,224,059	210,914,963

(i)	Includes Ps. 3,265,010 par value related to seller financing obtained in connection with the acquisition of Shopping Neuquén on July 6, 1999 and Ps. 1,850,165 related to a reference stabilization index (CER). Such loan accrues interest at six-month LIBOR. As of June 30, 2004 the six-month LIBOR was 1.94%.
(ii)	Includes:

a)	Ps. 49.6 million 14.875% unsecured Notes due April 7, 2005. Interest on the Notes are payable semiannually on April 7 and October 7 each year, commencing October 7, 2000. On April 1, 2004 the Company settled semiannually interest accrued at the end of the year.

Subsequent to the closing of the year, the Company redeemed Ps. 1.2 million of these Notes, leaving a principal pending settlement of Ps. 48.4 million.

b)	Ps. 6.7 par value million Senior Notes due January 13, 2005. Interest accrue at a corrected Badlar rate plus 395 base points.

Under the terms of Decree No. 214/02, debts in U.S. dollars in the financial system were converted to pesos at the exchange rate of Ps. 1 per US$ 1 or its equivalent in such other currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were applied to these debts. As of June 30, 2004, the rate applied to this debts was 8% per annum.

Interest on the Senior Notes are payable quarterly beginning on April 18, 2001. On July 19, 2004 the Company settled quarterly interest accrued at the end of the year.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3: (Continued)

These Senior Notes are guaranteed by the trust transfer in favor of its holders of all the shares of Shopping Alto Palermo S.A.’s equity.

The Company applied the net funds arising from offering the securities to the settlement of bank loans and redemption of Senior Notes Class A-2, thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

The conditions of the Senior Notes require that the Company maintain certain financial ratios and conditions, indexes and levels of indebtedness, as well as setting limits on the obtaining of new loans.

On August 6, 2004 the Company redeemed all these Senior Notes.

c)	The amount of Ps. 145.13 million corresponding to the issue of Series I of unsecured convertible Notes for up to US$ 50 million which were fully subscribed.

The Notes are convertible into ordinary shares of the Company at the option of the holder. The issue terms and conditions include a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (0.1) by the exchange rate and US$ 0.0324, which means that each note may be exchanged for 30,864 shares with a par value of Ps. 0.1, interest accrues at an annual rate of 10% and is payable semiannually and at a subscription price of 100% of the principal amount of the Notes. These Notes will fall due on July 19, 2006.

On July 19, 2004 the Company settled interest accrued at the end of the year.

The Company applied the funds arising from offering the unsecured convertible Notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

(iii)	Fees and expenses related to issue of debt, which will be amortized over the term of settlement of the debt corresponding to negotiable obligations. The rate ranges between 20 and 25% per annum. Amortization for the year totaled Ps. 805,712.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3: (Continued)

g)	Salaries and social security payable:

	30.06.04 Ps.	30.06.03 Ps.
Provision for vacation and bonuses	2,359,298	1,842,520
Social security payable	478,404	387,838
Other	182,391	123,929

	3,020,093	2,354,287

h)	Taxes payable:

	30.06.04 Ps.	30.06.03 Ps.
Current
Asset tax payable, net	1,567,801	1,427,040
VAT payable, net	791,337	1,185,544
Income tax	311,424	—
Gross sales tax provision	300,491	229,343
Gross sales tax withholdings	212,423	253,817
Other tax withholdings	278,044	161,073
Tax amnesty for gross sales tax payable	138,892	—
Other taxes	—	28,359
Property tax provision	—	34,211

	3,600,412	3,319,387

Non-current
Deferred income tax	7,316,998	—
Tax amnesty for gross sales tax payable	1,982,996	—

Total	9,299,994	—

	12,900,406	3,319,387

i)	Customer advances:

	30.06.04 Ps.	30.06.03 Ps.
Current
Admission rights (i)	7,669,220	5,060,469
Lease advances (ii)	5,565,543	2,866,077
Guarantee deposits	47,802	55,802

Total	13,282,565	7,982,348

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3: (Continued)

	30.06.04 Ps.	30.06.03 Ps.
Non-current
Admission rights (i)	13,820,786	11,127,651
Lease advances (ii)	10,019,463	11,198,147
Guarantee deposits	56,376	75,964

Total	23,896,625	22,401,762

	37,179,190	30,384,110

(i)	The balance of admission rights mostly corresponds to key-money paid by Shopping centers tenants. The current and non-current balance includes Ps. 112,500 and Ps. 4,387,500 respectively corresponding to advances granted by NAI International II, INC for application to admission rights to be accrued corresponding to sites for the construction of cinema theater complexes in Shopping Rosario.

(ii)	The balance of advances on leases and services includes Ps. 1,220,000 and Ps. 7,277,211 current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa.

These advances accrue interest at six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of June 30, 2004 the six-month LIBOR was 1.94%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

j)	Other liabilities:

	30.06.04 Ps.	30.06.03 Ps.
Current
Donations payable	1,500,000	813,305
Accruals for directors fees, net (Note 5)	1,916,171	2,680,000
Contributed leasehold improvements (i)	212,220	212,220
Other	423,266	693,029

Total	4,051,657	4,398,554

Non-current
Contributed leasehold improvements (i)	689,691	901,924
Directors’ guarantee deposits	12,000	12,000

Total	701,691	913,924

	4,753,348	5,312,478

(i)	Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2004 and 2003.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3: (Continued)

k)	Provisions:

	30.06.04 Ps.	30.06.03 Ps.
Current
Provision for contingencies (i) (Schedule E)	5,995,698	3,927,125

Total	5,995,698	3,927,125

(i)	In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l)	Other (expense) income, net:

	30.06.04 Ps.	30.06.03 Ps.
Recovery of allowance for doubtful accounts	593,111	—
Provision for contingencies, net	(2,174,327)	(2,147,844)
Tax amnesty for gross sales tax	(2,132,910)	—
Gain from sale of intangible assets	—	2,097,878
Gain on early redemption of debt	—	6,494,924
Donations	(1,569,895)	(1,199,025)
Other	(133,897)	1,534,207

	(5,417,918)	6,780,140

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 4: COMMON STOCK

As of June 30, 2004, the capital stock consisted of 727,682,259 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

		Approved by		Date of record with the Public Registry of Commerce
	Par Value	Body	Date
Shares issued for cash	400	Extraordinary Shareholders’ Meeting	29.10.87	29.12.1987
Shares issued for cash	1,600	Extraordinary Shareholders’ Meeting	26.10.88	29.12.1988
Shares issued for cash	38,000	Extraordinary Shareholders’ Meeting	25.10.89	05.02.1990
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders’ Meeting	31.08.95	15.03.1996
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders’ Meeting	29.10.96	15.05.1998
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders’ Meeting	10.03.98	21.10.1999
Shares issued for cash	581,061	Ordinary and Extraordinary Shareholders’ Meeting	06.08.99	Pending
Shares issued for cash	5,918,939	Ordinary and Extraordinary Shareholders’ Meeting	06.08.99	Pending
Shares issued for cash	2,768,225	(*)		Pending

	72,768,225

(*)	Shares subscribed in connection with the conversion of unsecured convertible notes. See note 13.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S.. Additionally, the Nasdaq authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the years ended		Balance receivable (payable) as of
			30.06.2004 Ps.	30.06.2003 Ps.	30.06.2004 Ps.	30.06.2003 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(2,614,945)	(2,047,407)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	88,435	120,258
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income	—	114,941	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest (expense) income	(292,003)	6,036,309
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt			(4,185,855)	(3,914,817)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(91,487,245)	(86,600,503)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences	(13,958,127)	16,710,264	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Income	59,319	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	(122,826)	(72,627)	—	—
Goldman Sachs and Co.	Shareholder	Current payable with related parties	—	—	(6,512)	(6,512)
Goldman Sachs and Co.	Shareholder	Short-term debt	—	—	(409,370)	(387,504)
Goldman Sachs and Co.	Shareholder	Long-term debt	—	—	(9,055,719)	(8,572,060)
Goldman Sachs and Co.	Shareholder	Interest and exchange differences	(1,381,631)	(1,654,048)	—	—
Parque Arauco S.A.	Shareholder	Interest (expense) income	(113,305)	3,041,962	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(1,020,662)	(907,357)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(1,998,936)	(1,892,164)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(44,218,882)	(41,856,954)
Parque Arauco S.A.	Shareholder	Interest and exchange differences	(6,746,435)	8,076,636	—	—
Tarshop S.A.	Subsidiary	Leases	251,587	250,919	—	—
Tarshop S.A.	Subsidiary	Interest income	1,569,760	1,886,683	—	—
Tarshop S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	9,343,998	11,924,701
Pérez Cuesta S.A.C.I.	Equity investee	Dividends receivable	—	—	75,000	75,000
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	222,004	1,232,482
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(8,799)	(982,231)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees - Leases and services	144,000	145,008	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Dividends receivable	—	—	351,461	351,461
Emprendimiento Recoleta S.A.	Subsidiary	Interest income	101,512	—	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest expense	(58,550)	(45,121)	—	—
Fibesa S.A.	Subsidiary	Administration fees - Leases and services	120,000	120,840	—	—
Fibesa S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	161,670	474
Fibesa S.A.	Subsidiary	Interest expense	(122,988)	(247,378)	—	—
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	—	(2,114,590)
Fibesa S.A.	Subsidiary	Dividends receivable	—	—	590,976	—
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	14,986	16,566
E-Commerce Latina S.A.	Equity investee	Administration fees - Leases and services	6,000	6,042	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	55,922	58,417
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(159,822)	(70,276)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees-Leases and services	42,000	42,282	—	—
Alto Research and Development (formerly Alto Invest S.A.)	Subsidiary	Current payable with related parties	—	—	(74,361)	(90,692)
Alto Research and Development (formerly Alto Invest S.A.)	Subsidiary	Other current receivables and prepaid expenses	—	—	4,938	—
Alto Research and Development (formerly Alto Invest S.A.)	Subsidiary	Interest expense	(11,285)	(3,504)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	929,947	1,043,286
Shopping Alto Palermo S.A.	Subsidiary	Interest expense	(594,535)	(69,144)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(5,789,803)	(3,061,766)
Shopping Alto Palermo S.A.	Subsidiary	Shared services - Salaries and bonuses	33,635	—	—	—
Shopping Neuquén S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	60	—
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(105,000)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	106,553	216,565
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Current payable with related parties	—	—	(87,359)	(261,383)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	—	680,049
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones S.A.	Current payable with related parties	—	—	(9,352)	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones S.A.	Interest income	10,227	32,247	—	—
Dolphin Fund Limited	Related	Current payable with related parties	—	—	—	(184,503)
Dolphin Fund Limited	Related	Other current receivables and prepaid expenses	—	—	4,898	—
Nuevas Fronteras S.A.	Related	Current payable with related parties	—	—	(3,492)	—
Nuevas Fronteras S.A.	Related	Current trade accounts payable	—	—	—	(3,388)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(108,540)	—
Llao – Llao S.A.	Related	Other current receivables and prepaid expenses	—	—	24,632	24,632
Llao – Llao S.A.	Related	Current payable with related parties	—	—	(6,000)	—
Llao – Llao S.A.	Related	Current trade accounts payable	—	—	—	(6,000)
Red Alternativa S.A.	Related	Other current receivables and prepaid expenses	—	—	1,210	245
Directors and management	Directors and management	Other current receivables and prepaid expenses	—	—	160	—

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 5: (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the years ended		Balance receivable (payable) as of
			30.06.2004 Ps.	30.06.2003 Ps.	30.06.2004 Ps.	30.06.2003 Ps.
Directors	Directors	Other current liabilities	—	—	(1,916,171)	(2,680,000)
Directors	Directors	Short-term debt	—	—	(11,138)	(10,543)
Directors	Directors	Long-term debt	—	—	(246,390)	(233,229)
Directors	Directors	Interest and exchange differences	(37,591)	45,003	—	—
Directors	Directors	Directors fees	1,916,171	2,986,864	—	—
Loans to personnel	Personnel	Other current receivables and prepaid expenses	—	—	104,681	64,110

NOTE 6: NET LOSS IN EQUITY INVESTMENTS

The breakdown of the net loss in equity investments is the following:

	30.06.04 Ps.	30.06.03 Ps.
Loss in equity investments	(2,554,419)	(8,449,640)
Amortization of goodwill and higher investment value	(2,363,856)	(2,531,622)
Recovery (recognition) of impairment of Pérez Cuesta S.A.C.I. and Shopping Neuquén S.A. higher investment value	2,039,857	(7,474,072)
Results from shareholding exchange	(69,656)	—

	(2,948,074)	(18,455,334)

NOTE 7: RESTRICTED ASSETS

Further to the comments in Note 3.f) (ii) b), the Company owns the following restricted assets:

a)	At June 30, 2004, in the other current receivables and prepaid expenses caption, the Company has funds amounting to Ps. 107,922 that are restricted by the National Lower Labor Court No. 40 – Court employee’s office, concerning the case “Del Valle Soria, Delicia c/New Shopping S.A.”, re dismissal without legal justification and Ps. 185,424 restricted by the National Court on Civil Matters No. 6, Secretariat 12, in connection with the case “Metal Design SRL against Alto Palermo S.A. (APSA)” due to unpaid invoices.

b)	At June 30, 2004, there was Ps. 14.4 million in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A..

c)	At June 30, 2004 there is a balance of US$ 50 million in the caption other current receivables and prepaid expenses corresponding to funds guaranteeing derivative instruments transactions. See Note 3.c.(ii).

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE	8: MERGER WITH CONTROLLED COMPANIES

a)	The mergers through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on September 30, 1999.

The date of the merger was set for tax and financial purposes as from July 1, 2000.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

b)	The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

NOTE 9: DERIVATIVE INSTRUMENTS

The Company utilizes various hedge instruments, primarily interest rate swaps contracts. The counter parties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults.

At June 30, 2004 and 2003, the Company had the following derivative activity:

(i)	Interest rate swap

In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 31, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturity in April 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005 that as of June 30, 2004 it estimated settlement cost was of US$ 45.41 millon. Any differential to be paid or received under this agreement is accrued and is recognized as an adjustment to interest expense in the statements of income. During the years ended June 30, 2004 and 2003, the Company recognized a gain of Ps. 11.24 million and Ps. 79.87 million, respectively.

The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 10: EARNINGS PER SHARE

Below is a reconciliation between the weighted average of ordinary outstanding shares and the weighted average of diluted ordinary shares. The latter has been determined considering the possibility of holders of Unsecured Convertible Notes into Ordinary Shares of the Company, exercising their right to convert the bonds held by them into shares at the beginning of the year.

	30.06.04 Ps.	30.06.03 Ps
Weighted average outstanding shares	71,643,600	70,101,676
Conversion of securities into debt Weighted average diluted ordinary shares	216,779,082	202,754,816

Below is a reconciliation between net income for the years and the result used as basis for calculation of the basic and diluted earnings per share.

	30.06.04 Ps.	30.06.03 Ps
Result for calculation of basic earnings per share	18,837,540	77,350,605
Interest	14,283,721	14,636,950
Exchange difference	7,857,459	(41,774,272)
Income tax	(7,749,413)	9,498,063

Result for calculation of diluted earnings per share	33,229,307	59,711,346

Net basic earnings per share	0.0263	0.1103
Net diluted earnings per share	0.0153	0.0295

NOTE 11: DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the year Ps.	Balances at year-end Ps.
Deferred assets and liabilities
Cash and banks	22,472	(257,081)	(234,609)
Accounts receivables	5,653,860	(3,825,534)	1,828,326
Other receivables and prepaid expenses	211,202	(281,657)	(70,455)
Inventories	(147,061)	—	(147,061)
Short-term and long-term debt	(287,440)	164,949	(122,491)
Other liabilities	1,237,838	(1,195,115)	42,723
Fixed assets	(9,021,861)	(1,372,175)	(10,394,036)
Intangible assets	(1,300,638)	982,749	(317,889)
Tax loss carry-forward	3,698,668	(3,698,668)	—
Provisions	—	2,098,494	2,098,494
Total net deferred assets (liabilities)	67,040	(7,384,038)	(7,316,998)

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE	11: (Continued)

Net liabilities at the end of the year, derived from the information included in the above table, amount to Ps. 7,316,998.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting income for the years ended June 30, 2004 and 2003, respectively:

Items	30.06.2004 Ps.	30.06.2003 Ps.
Result for the years (before income tax)	26,533,002	123,411,641
Current income tax rate	35%	35%

Result for the years at the tax rate	9,286,551	43,194,074
Permanent differences at the tax rate:
Restatement into uniform currency	1,125,157	(3,109,127)
Difference in the provision for fiscal year 2003 and 2002, respectively	(1,269,869)	1,353,112
Amortization of higher investment value	824,609	1,569,806
Amortization of goodwill	413,867	1,792,877
Amortization of trademarks	8,531	7,408
Donations	454	(59,679)
(Loss) income in equity investments	(3,881,119)	260,902
Other	1,187,281	1,051,663

Total income tax charge for the years	7,695,462 (1)	46,061,036

(1)	Includes Ps. 7,384,038 related to deferred income tax and Ps. 311,424 related to current tax.

NOTE 12: COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

The Company and Telefónica de Argentina S.A. have committed to make capital contributions in E-Commerce Latina S.A. amounting to Ps. 10 million, payable during April 2001, according to their respective holdings and to make, if approved by the Board of Directors of E-Commerce Latina S.A., an optional capital contribution to pursue new lines of business of up to Ps. 12 million, of which Telefónica de Argentina S.A. would contribute 75%.

On April 30, 2001, the Company and Telefónica de Argentina S.A. made the Ps. 10 million contribution, according to their respective holdings.

Additionally, E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands´ corporation created to act on behalf of Altocity.com´s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 13: ISSUE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of unsecured convertible Notes for up to US$ 50.0 million.

After the end of the year granted to exercise the accretion right, the unsecured convertible Notes for US$ 50.0 million were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the unsecured convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: July 19, 2006.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•	Conversion right: the notes will be converted at the option of each holder into ordinary book entry shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The unsecured convertible Notes were paid in cash or by using liabilities due from the Company on the subscription date.

The Company applied the funds arising from offering the unsecured convertible notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling with the plan for allocating funds previously submitted to the National Securities Commission.

At June 30, 2004 holders of Unsecured Convertible Notes in ordinary shares of the Company, exercised their right to convert them for a total of US$ 934,590 leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

At June 30, 2004 Unsecured Convertible Notes amounted to US$ 49.07 million.

NOTE 14: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company´s by-laws, 5% of the net profits of the year must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company´s outstanding capital.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the years ended June 30, 2004 and 2003

Schedule A

	Original value					Depreciation
	Value as of beginning of year Ps.	Increases Ps.	Decreases and Transfers Ps.		Value as of end of the year Ps.	Accumulated as of beginning of year Ps.	Rate %		For the year		Accumulated as of end of the year Ps.	Impairment Ps.	Net carrying value as of June 30, 2004 Ps.	Net carrying value as of June 30, 2003 Ps.
Items									Amount Ps. (1)	Decreases Ps.
Properties:
Shopping centers:
- Abasto	251,398,791	169,570	—		251,568,361	40,550,495		(*)	7,745,073	—	48,295,568	—	203,272,793	210,848,296
- Alto Avellaneda	176,464,806	114,910	—		176,579,716	60,442,747		(*)	8,803,622	—	69,246,369	—	107,333,347	105,133,444
- Paseo Alcorta	104,640,559	181,356	—		104,821,915	31,950,982		(*)	3,867,915	—	35,818,897	—	69,003,018	72,689,577
- Patio Bullrich	158,461,876	57,620	—		158,519,496	30,907,527		(*)	6,541,056	—	37,448,583	—	121,070,913	127,554,349
- Alto Noa	42,955,955	56,150	—		43,012,105	8,216,675		(*)	1,984,407	—	10,201,082	(3,222,436)	29,588,587	23,810,474
Caballito plots of land	8,821,673	—	—		8,821,673	—	—		—	—	—	—	8,821,673	8,821,673
Rosario plots of land	41,100,446	—	(15,414,281	)(5)	25,686,165	—	—		—	—	—	—	25,686,165	41,100,446
Other	12,152,843	—	—		12,152,843	547,871		(*)	162,930	—	710,801	(367,953)	11,074,089	10,742,882
Leasehold improvements	2,722,155	760,495	—		3,482,650	2,572,821		(*)	211,914	—	2,784,735	—	697,915	149,334
Facilities	1,782,664	94,537	—		1,877,201	464,008	10		212,144	—	676,152	—	1,201,049	1,318,656
Furniture and fixtures	4,756,050	339,529	—		5,095,579	3,537,683	10		301,535	—	3,839,218	—	1,256,361	1,218,367
Vehicles	125,341	—	(45,612)		79,729	125,341	33			(45,612)	79,729	—	—	—
Computer equipment	10,030,829	246,754	—		10,277,583	8,195,629	33		668,225	—	8,863,854	—	1,413,729	1,835,200
Software	3,120,880	63,898	—		3,184,778	2,199,446	20		521,535	—	2,720,981	—	463,797	921,434
Work in progress:
- Caballito	27,726,483	—	—		27,726,483	—	—		—	—	—	(6,830,711)	20,895,772	17,178,328
- Rosario	15,166,471	9,340,068	30,890	(3)	24,537,429	—	—		—	—	—	(3,488,799)	21,048,630	10,400,195
- Patio Bullrich	248,417	359,054	—		607,471	—	—		—	—	—	—	607,471	248,417
- Suppliers advances-Rosario	—	6,929,337	—		6,929,337	—	—		—	—	—	—	6,929,337	—
Other	1,572	—	—		1,572	1,572	—		—	—	1,572	—	—	—

Total as of June 30, 2004	861,677,811	18,713,278	(15,429,003)		864,962,086	189,712,797	—		31,020,356	(45,612)	220,687,541	(13,909,899)	630,364,646	—

Total as of June 30, 2003	859,813,612	1,769,178	95,021	(4)	861,677,811	158,641,538		—	31,071,259	—	189,712,797	(37,993,942)	—	633,971,072

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation of year depreciation charges in the statements of income is included in Schedule H., except for Ps. 127,391 which are expensed.
(2)	Net of the amortization of the year of Ps. 1,606,941. See Schedule E.
(3)	Reclassified from intangible assets.
(4)	Includes Ps. 112,231 reclassified from intangible assets and Ps. 17,210 reclassified to inventory.
(5)	Reclassified to inventory.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the years ended June 30, 2004 and 2003

Schedule B

Items	Original value						Amortization
	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.		Value as of end of the year Ps.	Accumulated as of beginning of year Ps.	Decreases Ps.	For the year		Accumulated as of end of the year Ps.	Impairment Ps.		Net carrying value as of June 30, 2004 Ps.	Net carrying value as of June 30, 2003 Ps.
									Rate %	Amount Ps. (1)
Trademarks	494,546	—	—	—		494,546	182,027	—	10	51,751	233,778	(21,719)		239,049	245,236
Pre-operating expenses:
- Abasto Shopping	9,818,569	—	(9,818,569)	—		—	9,818,569	(9,818,569)	—	—	—	—		—	—
- Caballito	1,052,322	182,557	—	—		1,234,879	—	—	—	—	—	(1,052,322)		182,557	—
- Rosario Project	456,488	416,094	—	(30,890)		841,692	—	—	—	—	—	(456,488)		385,204	—
- Alto shopping	26,319	—	(26,319)	—		—	26,319	(26,319)	—	—	—	—		—	—
Advertising:
- Torres Abasto	4,167,541	—	(4,167,541)	—		—	4,128,786	(4,167,541)	(2)	38,755	—	—		—	38,755
- Abasto	1,538,727	—	(1,538,727)	—		—	1,538,727	(1,538,727)	—	—	—	—		—	—
Investment projects:
- Multiespacio	90,112	—	(90,112)	—		—	90,112	(90,112)	—	—	—	—		—	—
Tenant list Patio Bullrich	4,706,707	—	(4,706,707)	—		—	4,471,413	(4,706,707)	20	235,294	—	—		—	235,294
Other	159,777	—	(159,777)	—		—	102,081	(159,777)	33	57,696	—	—		—	—

Total as of June 30, 2004	22,511,108	598,651	(20,507,752)	(30,890	)(3)	2,571,117	20,358,034	(20,507,752)	—	383,496	233,778	(1,530,529	)(4)	806,810	—

Total as of June 30, 2003	55,329,250	196,438	(32,902,349)	(112,231	)(3)	22,511,108	52,186,494	(32,902,277)	—	1,073,817	20,358,034	(1,633,789)		—	519,285

(1)	The accounting application of the amortization for the year is set forth in Schedule H.
(2)	They are amortized under the percentaje-of-completion method.
(3)	Reclassified to fixed assets.
(4)	Net of the amortization of the year of Ps. 69,262. Set forth Schedule E.

ALTO PALERMO S.A. (APSA)

Interest in other companies

Balance Sheets as of June 30, 2004 and 2003

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 30.06.2004 Ps.	Value recorded as of 30.06.2003 Ps.	Issuer’s information
					Last financial statement						Interest in common stock
					Main activity	Legal Address	Date	Common stock Ps.	Income (loss) for the year Ps.	Share holders’ equity Ps.
Non-current Investments
Pérez Cuesta S.A.C.I. – Equity value Pérez Cuesta S.A.C.I. – Higher investment value (2)	1	2,500,000	5,167,031 596,075	5,628,135 —	Real estate investments	Av. Acceso Este 3280 –Mendoza	30.06.04	13,225,000	(1,367,308)	30,492,630	18.90%
Tarshop S.A. – Equity value Tarshop S.A. – Irrevocable contributions Tarshop S.A. – Goodwill	1	4,000,000	5,063,224 439,636 969,014	2,813,445 439,636 1,211,256	Credit card	Lavalle 1290 – 7º Floor – Bs.As.	30.06.04	5,000,000	2,812,222	6,878,600	80%
Emprendimiento Recoleta S.A. – Equity value	1	6,765,150	14,407,950	14,410,499	Building	Av. Pueyrredón 2501 – Bs. As.	30.06.04	13,265,000	(4,998)	28,250,883	51%
Shopping Neuquén S.A. - Equity value Shopping Neuquén S.A. - Higher investment value (1) Shopping Neuquén S.A. - Irrevocable contributions	1	2,081,706	1,638,798 4,824,670 4,783,112	1,786,073 3,380,889 4,654,176	Development of Undertakings	Rivadavia 86 3º Floor Of. 9- Neuquén	30.06.04	2,200,000	(79,578)	6,591,100	94.623%
Inversora del Puerto S.A. - Equity value	1	11,999	(888,335)	(888,335)	Real estate investments	Florida 537 – 18º Floor – Bs. As.	30.06.04	12,000	—	134,596	99.9917%
Shopping Alto Palermo S.A - Equity value Shopping Alto Palermo S.A. – Irrevocable contributions	1	63,233,264	180,679,777 60,221,352	185,576,721 60,221,352	Real estate investment and development	Moreno 877 22º Floor - Bs. As.	30.06.04	63,233,265	(4,896,944)	240,901,132	99.9999%
Alto Research and Development S.A. (formerly Alto Invest S.A.) - Equity value Alto Research and Development S.A. (formerly Alto Invest S.A.) - Irrevocable contributions	1	1,667,000	(1,567,796 3,131,942)	(1,725,083) 3,508,217	Corporate, commercial and economic information and training services	25 de Mayo 359 12º Floor– Bs. As.	30.06.04	1,867,271	(31,158)	1,752,060	89.2747%
E-Commerce Latina S.A. - Equity value E-Commerce Latina S.A. – Irrevocable contributions	1	12,000	(9,555,871 10,990,910)	(8,091,700) 10,990,910	Holding	Florida 537 – 18º Floor Bs. As.	30.06.04	24,000	(2,928,342)	2,870,075	50%
Fibesa S.A. - Equity value Fibesa S.A. – Goodwill	0.00000001	999,900	2,755,292 12,730,214	3,608,389 14,851,803	Agent	Moreno 877 22º Floor – Bs. As.	30.06.04	0.01	1,922,552	2,755,568	99.99%

Total			296,386,995	302,376,383

(1)	Includes an impairment of Ps. 2.2 million. See Schedule E.
(2)	Includes an impairment of Ps. 6.9 million. See Schedule E.

ALTO PALERMO S.A. (APSA)

Other Investments

Balance Sheet as of June 30, 2004 and 2003

Schedule D

Items	Value as of 30.06.2004 Ps.	Value as of 30.06.2003 Ps.
Current
Mutual Funds	9,659,185	1,961,435

Total	9,659,185	1,961,435

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the years ended June 30, 2004 and 2003

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.		Decreases Ps.		Carrying value as of June 30, 2004 Ps.		Carrying value as of June 30, 2003 Ps.
Deducted from assets:
Allowance for doubtful accounts	30,573,953	—		(7,440,010	)(1)	23,133,943		30,573,953
Allowance for doubtful mortgage receivable	2,208,275	—		—		2,208,275		2,208,275
Impairment of non-current inventory	6,154,771	—		(2,953,192	)(3)	3,201,579		6,154,771
Impairment of fixed assets	37,993,942	—		(24,084,043	)(2)	13,909,899		37,993,942
Impairment of intangible assets	1,633,789	—		(103,260	)(4)	1,530,529		1,633,789
Impairment of non-current investments	11,120,367	—		(2,039,857	)(8)	9,080,510	(5)	11,120,367
Included in liabilities:
Provision for contingencies	3,927,125	2,174,327	(6)	(108,754	)(7)	5,995,698		3,927,125

Total as of June 30, 2004	93,612,222	2,174,327		(36,726,116)		59,060,433		—

Total as of June 30, 2003	107,811,709	13,709,905		(27,909,392)		—		93,612,222

(1)	Includes Ps. 593,111 related to recovery of allowance for doubtful accounts allocated in Note 3.l. and Ps. 6,846,899 related to off sets.
(2)	Set forth in Schedule A.
(3)	Set forth in Schedule F.
(4)	Set forth in Schedule B.
(5)	Set forth in Schedule C.
(6)	Set forth in Note 3.l.
(7)	Related to off sets of the year.
(8)	Set forth in Note 6.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and sales and development properties

For the years

ended June 30, 2004 and 2003

Schedule F

	30.06.04 Ps.	30.06.03 Ps.
Cost of leases and services
Expenses (Schedule H)	35,434,682	34,037,039

Cost of leases and services	35,434,682	34,037,039

Cost of sales and development properties
Stock as of beginning of years (1)	26,713,532	27,218,381
Purchases of the year	65,208	6,478
Expenses (Schedule H)	—	47,414
Impairment of non-current inventory (3)	2,953,192	123,190
Properties delivered	15,414,281	17,210
Bonus project assets delivered	(18,311)	—
Stock as of end of the year (2) (Note 3.d)	(45,127,902)	(26,713,532)

Cost of sales and development properties	—	699,141

(1)	Includes Ps. 6,154,771 of impairment of non-current inventory allocated in Schedule E.
(2)	Includes Ps. 3,201,579 of impairment of non-current inventory allocated in Schedule E.
(3)	Set forth in Schedule E.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Balance Sheets as of June 30, 2004 and 2003

Schedule G

Items	Class	Amount		Prevailing exchange rate Ps.	Total as of June 30, 2004 Ps.	Total as of June 30, 2003 Ps.
Assets
Current Assets
Cash and banks	US$	7,335,022		2.918	21,403,595	12,781,662
Other receivables and prepaid expenses, net (*)	US$	4,671,760	(1)	2.958	13,815,730	306,867

		12,006,782			35,219,325	13,088,529

Non-Current Assets
Other receivables and prepaid expenses, net (*)	US$	—			—	8,172,241

		—			—	8,172,241

Total Assets as of June 30, 2004		12,006,782			35,219,325	—

Total Assets as of June 30, 2003		7,762,203			—	21,260,770

Liabilities
Current Liabilities
Trade accounts payable	US$	340,893		2.958	1,008,361	963,817
Short-term debt	US$	2,218,025		2.958	6,560,919	6,308,960

		2,558,918			7,569,280	7,272,777

Non-current Liabilities
Trade accounts payable	US$	968,547		2.958	2,864,961	3,609,629
Long-term debt	US$	49,065,410		2.958	145,135,483	139,561,845

		50,033,957			148,000,444	143,171,474

Total Liabilities as of June 30, 2004		52,592,875			155,569,724	—

Total Liabilities as of June 30, 2003		53,730,089			—	150,444,251

(*)	Includes receivables and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c.(ii).
(1)	Includes US$ 83,402 valued at the buyers’ rate of exchange.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the years ended June 30, 2004 and 2003

Schedule H

	Total as of June 30, 2004 Ps.	Cost of leases and services Ps.	Cost of sales and development properties Ps.	Expenses		Total as of June 30, 2003 Ps.
Items				Administrative Ps.	Selling Ps.
Depreciation and amortization	29,600,258	29,477,409	—	84,092	38,757	29,146,920
Taxes, rates, contributions and services	4,582,264	130,221	—	1,677,162	2,774,881	3,759,125
Condominium expenses	3,610,530	3,610,530	—	—	—	3,763,859
Fees and payments for services	2,040,404	—	—	2,040,404	—	1,366,720
Parking	1,977,826	1,977,826	—	—	—	1,414,570
Fees for directors	1,916,171	—	—	1,916,171		2,986,864
Salaries and bonuses	1,227,560	—	—	1,227,560	—	1,026,385
Insurance	449,335	—	—	449,335	—	558,053
Bank charges	257,474	—	—	257,474	—	250,317
Stationery	180,225	149,944	—	30,281	—	234,679
Maintenance and repairs	158,812	—	—	158,812	—	498,846
Control authorities expenses	150,951	—	—	150,951	—	199,568
Personnel	125,543	—	—	125,543	—	208,584
Social security contributions	127,140	—	—	127,140	—	151,589
Rental	88,468	88,343	—	125	—	378,262
Advertising	17,917	—	—	—	17,917	26,315
Freight and transportation	70,182	—	—	70,182	—	77,708
Allowance for doubtful accounts	—	—	—	—	—	2,454,200
Other	318,032	409	—	283,912	33,711	240,278

Total as of June 30, 2004	46,899,092	35,434,682	—	8,599,144	2,865,266	—

Total as of June 30, 2003	—	34,037,039	47,414	9,788,166	4,870,223	48,742,842

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities as of June 30, 2004 and 2003

Schedule I

	30.06.04
	Investments (8)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Related parties (7)	Other liabilities (4) (9)
No fixed term	—	—	2,558,930	—	—	—	111,512	7,316,999

Past due	—	189,422	—	5,434,118	—	—	—	—

To mature
In three months	9,659,185	8,172,666	3,881,889	3,688,064	3,368,828	—	9,883,135	3,829,937
Between 3 and 9 months	—	1,359,913	3,013,345	419,881	3,288,645	—	—	5,799,174
Between 6 and 9 months	—	376,385	23,358,260	274,443	3,288,645	23,607,487	—	954,098
Between 9 and 12 months	—	378,583	91,899	199,764	3,336,447	49,551,697	—	88,953

Between 1 and 2 years	—	109,962	6,458,029	948,355	7,285,705	145,064,875	—	364,155
Between 2 and 3 years	—	116,738	7,555,821	948,355	4,233,871	—	—	378,406
Between 3 and 4 years	—	115,077	7,799,973	948,355	2,288,681	—	—	393,994
In greater than 4 years	—	618,839	2,586,702	19,896	10,088,368	—	—	1,548,131

Total to mature	9,659,185	11,248,163	54,745,918	7,447,113	37,179,190	218,224,059	9,883,135	13,356,848

Total with fixed term	9,659,185	11,437,585	54,745,918	12,881,231	37,179,190	218,224,059	9,883,135	13,356,848

Total	9,659,185	11,437,585	57,304,848	12,881,231	37,179,190	218,224,059	9,994,647	20,673,847

	30.06.03
	Investments	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Related parties	Other liabilities (4)
No fixed term	—	—	1,660,463	—	—	—	1,013,504	—

Past due	—	290,165	—	3,291,640	—	—	—	—

To mature
In three months	1,961,435	6,007,727	15,563,358	2,940,662	2,208,092	6,263,930	8,818,213	4,016,926
Between 3 and 9 months	—	2,021,068	225,369	271,277	1,974,305	1,500,952	—	4,899,875
Between 6 and 9 months	—	39,023	703,564	325,438	1,877,725	5,089,617	—	719,948
Between 9 and 12 months	—	108,392	60,219	974,656	1,922,226	—	—	435,479

Between 1 and 2 years	—	107,452	8,368,787	897,699	4,902,735	58,498,619	—	212,231
Between 2 and 3 years	—	126,575	90,598	897,699	3,211,853	—	—	212,231
Between 3 and 4 years	—	135,637	23,277	897,699	2,239,160	139,561,845	—	212,231
In greater than 4 years	—	789,186	19,041,264	916,532	12,048,014	—	—	277,231

Total to mature	1,961,435	9,335,060	44,076,436	8,121,662	30,384,110	210,914,963	8,818,213	10,986,152

Total with fixed term	1,961,435	9,625,225	44,076,436	11,413,302	30,384,110	210,914,963	8,818,213	10,986,152

Total	1,961,435	9,625,225	45,736,899	11,413,302	30,384,110	210,914,963	9,831,717	10,986,152

(1)	Does not accrue interest, except for Ps. 1,166,708 that accrue interest at a variable market rate.
(2)	Accrue interest at a fixed and variable market rate.
(3)	Includes Ps. 9,343,998 that accrue interest at a fixed rate.
(4)	Represents salaries and social security payable, taxes payable and other liabilities.
(5)	Includes Ps. 8,497,211 that accrue interest at a variable market rate.
(6)	Includes Ps. 3,873,322 that accrue interest at a variable market rate.
(7)	Does not accrue interest, except for Ps. 3,635,607 that accrue interest at a fixed rate.
(8)	Accrue interest at a fixed rate.
(9)	Does not accrue interest, except for Ps. 2,121,288 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

2.	Consolidated Shareholders’ equity structure as compared with the three previous years.

	30.06.2004 Ps.	30.06.2003 Ps.	30.06.2002 Ps.	30.06.2001 Ps.
Current assets	126,875,246	70,559,746	56,178,356	180,186,099
Non-current assets	1,019,054,268	1,033,777,279	1,144,861,019	1,233,230,328

Total	1,145,929,514	1,104,337,025	1,201,039,375	1,413,416,427

Current liabilities	174,076,494	78,417,937	90,935,924	213,973,881
Non-current liabilities	186,091,265	251,907,636	411,398,095	453,858,486

Subtotal	360,167,759	330,325,573	502,334,019	667,832,367

Minority interest	15,388,057	14,760,545	17,289,596	22,359,384
Shareholders’ equity	770,373,698	759,250,907	681,415,760	723,224,676

Total	1,145,929,514	1,104,337,025	1,201,039,375	1,413,416,427

3.	Consolidated income (loss) structure as compared with the three previous years.

	30.06.2004 Ps.	30.06.2003 Ps.	30.06.2002 Ps.	30.06.2001 Ps.
Operating income	39,920,034	6,752,083	12,291,945	90,243,653
Net loss in equity investments	(1,126,516)	(12,072,175)	(4,895,042)	(3,398,383)
Amortization of goodwill	(4,826,542)	(4,827,055)	(4,826,812)	(5,862,718)
Financial results, net	6,540,221	118,641,137	(91,188,955)	(70,939,306)
Other (expense) income, net	(4,800,199)	13,271,869	(10,839,258)	(306,664)
Income tax	(16,311,318)	(46,755,101)	82,992,554	(2,648,338)
Minority interest	(558,140)	2,339,847	5,113,760	(949,923)

Net income (loss)	18,837,540	77,350,605	(11,351,808)	6,138,321

4.	Statistical data as compared with the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the three previous years.

	30.06.2004 Ps.	30.06.2003 Ps.	30.06.2002 Ps.	30.06.2001 Ps.
Liquidity
Current assets	126,875,246	70,559,746	56,178,356	180,186,099

Current liabilities	174,076,494	78,417,937	90,935,924	213,973,881

Ratio	0.73	0.90	0.62	0.84

Indebtedness
Total liabilities	360,167,759	330,325,573	502,334,019	667,832,367

Shareholders’ equity	770,373,698	759,250,907	681,415,760	723,224,676

Ratio	0.47	0.44	0.74	0.92

Solvency
Shareholders’ equity	770,373,698	759,250,907	681,415,760	723,224,676

Total liabilities	360,167,759	330,325,573	502,334,019	667,832,367

Ratio	2.14	2.30	1.36	1.08

Freezen capital
Non current assets	1,019,054,268	1,033,777,279	1,144,861,019	1,233,230,328

Total assets	1,145,929,514	1,104,337,025	1,201,039,375	1,413,416,427

Ratio	0.89	0.94	0.95	0.87

Rentabilitie
Net income (loss) of the year	18,837,540	77,350,605	(11,351,808)	6,138,321

Average shareholders’ equity	755,393,533	681,658,031	707,996,122	717,086,355

Ratio	0.025	0.113	(0.016)	0.009

6.	Brief comment on the future perspectives for the ensuing year.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2004

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the years included in the financial statements, which affect their comparison with financial statements filed in previous years, or that could affect those to be filed in future financial years.

None.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	30.06.04 Ps.	31.03.04 Ps.	31.12.03 Ps.	30.09.03 Ps.	Total Ps.
Accounts receivable, net	189,422	—	—	—	189,422

b)	Past due payable:

	30.06.04 Ps.	31.03.04 Ps.	31.12.03 Ps.	30.09.03 Ps.	Total Ps.
Trade accounts payable	1,018,858	1,631,747	150,446	2,633,067	5,434,118

c)	Receivables and liabilities with no fixed term:

30.06.04 Ps.
Other receivables and prepaid expenses	2,558,930
Related parties	111,512
Other liabilities	7,316,999

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d)	Current receivables to mature:

	30.09.04 Ps.	31.12.04 Ps.	31.03.05 Ps.	30.06.05 Ps.	Total Ps.
Accounts receivable, net	8,172,666	1,359,913	376,385	378,583	10,287,547
Other	3,881,889	3,013,345	23,358,260	91,899	30,345,393

e)	Non-current receivables to mature:

	30.06.06 Ps.	30.06.07 Ps.	30.06.08 Ps.	30.06.09 Ps.	Total Ps.
Accounts receivable, net	109,962	116,738	115,077	618,839	960,616
Other	6,458,029	7,555,821	7,799,973	2,586,702	24,400,525

f)	Current liabilities to mature:

	30.09.04 Ps.	31.12.04 Ps.	31.03.05 Ps.	30.06.05 Ps.	Total Ps.
Trade accounts payable	3,688,064	419,881	274,443	199,764	4,582,152
Customer advances	3,368,828	3,288,645	3,288,645	3,336,447	13,282,565
Short-term debt	—	—	23,607,487	49,551,697	73,159,184
Related parties	9,883,135	—	—	—	9,883,135
Salaries and social security payable	660,794	1,784,570	574,729	—	3,020,093
Taxes payable	1,615,861	1,913,550	35,104	35,897	3,600,412
Other liabilities	1,553,282	2,101,054	344,265	53,056	4,051,657

g)	Non-current liabilities to mature:

	30.06.06 Ps.	30.06.07 Ps.	30.06.08 Ps.	30.06.09 Ps.	Total Ps.
Trade accounts payable	948,355	948,355	948,355	19,896	2,864,961
Customer advances	7,285,705	4,233,871	2,288,681	10,088,368	23,896,625
Long-term debt	145,064,875	—	—	—	145,064,875
Taxes payable	151,924	166,175	181,765	1,483,131	1,982,995
Other liabilities	212,231	212,231	212,229	65,000	701,691

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a) Accounts receivable, net:

	Ps.
Current
Local currency	10,476,969	(1)

Non-current
Local currency	960,616	(1)

(1)	Does not accrue interest, except for Ps. 1,166,708 that accrue interest at a variable market rate.

b) Other receivables and prepaid expenses:

Current
Local currency	19,088,593	(1)
Foreign currency	13,815,730	(2)
Non-current
Local currency	24,400,525	(1)

(1)	Does not accrue interest, except for Ps. 9,343,998 that accrue interest at a fixed rate.
(2)	Includes receivable and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c. (ii).

c) Trade accounts payable:

Current
Local currency	9,007,909	(1)
Foreign currency	1,008,361	(2)

Non-current
Foreign currency	2,864,961	(2)

(1)	Does not accrue interest.
(2)	Accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d) Customer advances:

	Ps.
Current
Local currency	13,282,565	(1)

Non-current
Local currency	23,896,625	(1)

(1)	Does not accrue interest, except for Ps. 8,497,211 that accrue interest at a variable market rate.

e) Short-term and long-term debt:

Short-term debt
Local currency	66,598,265	(1)
Foreign currency	6,560,919	(1)

Long-term debt
Local currency	(70,608	)(1)
Foreign currency	145,135,483	(1)

(1)	Accrue interest at a fixed and variable market rate.

f) Salaries and social security payable:

Current
Local currency	3,020,093	(1)

(1)	Does not accrue interest.

g) Taxes payable:

Current
Local currency	3,600,412	(1)

Non Current
Local currency	9,299,994	(1)

(1)	Does not accrue interest, except for Ps. 2,121,888 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h) Related parties:

Ps.
Current
Local currency	9,994,647	(1)

(1)	Does not accrue interest, except Ps. 3,635,607 that accrue interest at a fixed rate.

i) Other liabilities:

Current
Local currency	4,051,657	(1)

Non-current
Local currency	701,691	(1)

(1)	Does not accrue interest.

5.	Related parties.

See Notes 5 and Schedule C of financial statements.

6.	Loans to directors.

None.

7.	Physical inventories of stock.

See Note 2.7. of financial statements.

8.	Current values.

See Notes 2.7. and 2.8. of financial statements.

9.	Appraisal revaluation of assets.

See Note 2.8. of financial statements.

ALTO PALERMO S.A. (APSA)

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permited by Section 31 of Law No, 19.550.

Not applicable.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	180,205,054	203,272,793	Fire and civil responsibility. Full risk.
Alto Palermo Shopping	118,462,878	229,117,302	Fire and civil responsibility. Full risk.
Paseo Alcorta Shopping	86,402,474	69,003,018	Fire and civil responsibility. Full risk.
Alto Avellaneda Shopping	99,607,512	107,333,347	Fire and civil responsibility. Full risk.
Patio Bullrich Shopping	63,053,757	121,070,913	Fire and civil responsibility. Full risk.
Edificio Alto Noa Contents	41,469,150	29,588,587	Fire and civil responsibility. Full risk.
Edificio Buenos Aires Design Contents	48,376,419	20,272,699	Fire and civil responsibility. Full risk.
Work in progress - Rosario building	35,000,000	46,734,795	Full risk, construction and assembly.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

Not applicable.

ALTO PALERMO S.A. (APSA)

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

Not applicable.

Autonomous City of Buenos Aires, September 6, 2004.

Alejandro G. Elsztain
Executive vicepresident and acting president

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the President and Directors of

Alto Palermo S.A. (APSA)

1.	We have audited the accompanying balance sheets of Alto Palermo S.A. (APSA) at June 30, 2004 and 2003, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 14 and exhibits A to I. Furthermore, we have examined the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the years ended on June 30, 2004 and 2003, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with auditing standards accepted in Argentina, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of Alto Palermo S.A. (APSA) present fairly, in all material respects, its financial position at June 30, 2004 and 2003 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries present fairly, in all material respects, its consolidated financial position at June 30, 2004 and 2003 and the consolidated results of its operations and the consolidated cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

Report of Independent Auditors (Continued)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2004, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 478,404, none of which was claimable at that date.

Autonomous City of Buenos Aires, September 6, 2004.

PRICE WATERHOUSE & Co.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)
Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 1	Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

2

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: September 20, 2004